GS Financial Corp.
2009 Annual Report

To our Shareholders: A Message from the President and CEO

To Our Shareholders

We are pleased to report a profitable year in 2009 due in large part to a substantial improvement in overall core banking income.  Our net income for 2009 was $886,000 up from a net loss of $6,000 in 2008.

Guaranty Savings Bank performed relatively better than many financial institutions last year although our earnings were reduced by increased credit costs, higher loan loss provisioning, impairment losses on repossessed properties, industry wide FDIC special assessments, as well as higher legal and professional fees related to costs associated with public reporting requirements, including proxy materials and a written agreement entered into with certain shareholders.  Operating results for many financial institutions were restrained in 2009 due to a combination of higher credit costs, investment losses and higher FDIC premiums and assessments.

Last year we experienced a continuation of a national economic recession which sustained high unemployment levels and resulted in a drag on consumer spending and economic growth.   What began as an over-extended housing market in the middle of 2007 has spread into a sustained national recession.  For the second full year in a row, GDP has remained sluggish, unemployment rates have not improved and home prices remain depressed.  The Federal Reserve has kept interest rates at historically low levels during all of 2009 reflecting the depth of the Central Bank’s concern about fragile economic conditions.   The housing recovery may be further challenged in 2010 as the home buyer tax credit expires on April 30th and the Federal Reserve’s mortgage-backed security purchase program will end.

2009 Highlights and Growth in Core Banking Operations

In 2009 we continued to focus on our strategic initiatives to improve our company’s core earnings which included prudent expansion of our branch network, a focus on residential mortgage lending, targeted business lending and continued development of our deposit products and services designed to accelerate our core deposit growth.  Core deposit growth was a key objective in 2009 as we believe it affords us the opportunity to optimize the profitability of our balance sheet growth.  We are pleased to report the following results of these strategic initiatives:

▪	Strategy: Prudently expand our branch network:

We successfully opened our sixth full service branch in the Elmwood Business Park and we began construction of our new bank branch on Manhattan Boulevard which will replace the existing modular trailer facility.  The new Elmwood banking center is reflective of our commitment to build our customer base and deepen our existing customer relationships.

▪	Strategy: Grow residential mortgage banking loan production and secondary market income:

We closed $78.2 million in residential mortgage loans and sold $56.6 million which generated over $1.0 million in secondary market loan sale income.  The loan sale income increased from $277,000 in 2008 to $1.0 million in 2009 or 273.3% over last year.

▪	Strategy: Grow business banking, mortgage banking and consumer loans, interest, and fees:

We grew average total loans by $36.9 million, or 26.0%.  Interest income earned on loans increased by $2.2 million and net interest income for 2009 totaled $8.1 million, an increase of $1.4 million over last year or 21.0%.  The credit spread improvement on the loan portfolio yields also improved our net interest margin in the fourth quarter to 3.43%.

▪	Strategy: Grow transactional NOW, MMDA and lower cost retail and business demand deposits.

We grew total deposits by $61.4 million, or 43.8%, from $140.1 million at December 31, 2008 to $201.5 million at December 31, 2009.  This includes $6.8 million, or 85.9%, of growth in non-interest bearing deposits.  This significant growth was achieved even with a reduction in the overall average cost of funds for deposits from 3.15% in 2008 to 2.47% in 2009.

2009 Annual Report                                                                                                                                                                                                                              Page 1

Credit Quality and Real Estate Owned

The prolonged downturn in the national economy has continued to keep unemployment levels high, which hampers a meaningful recovery in real estate property values.  These conditions have also adversely impacted our local market as we have experienced an increase in non-performing assets resulting in increased loan loss provisioning, increased credit related expenses, and legal fees.

Our total non-performing loans (“NPLs”) increased by $2.2 million to $4.2 million.  NPLs were 2.2% and 1.3% of total loans at December 31, 2009 and 2008, respectively.  Foreclosed properties and other real estate owned (“REO”) was $2.5 million at December 31, 2009, up $2.0 million from December 31, 2008.  Total non-performing assets (“NPAs”), including loans and REO, as a percentage of total assets were 2.5% and 1.1% at December 31, 2009 and 2008, respectively.

As a result of increasing credit losses, we added $500,000 to our allowance for loan losses in 2009.  Although we remain cautiously optimistic, we have continuing concern for the weaknesses in the economy and mortgage market and therefore expect to make additional provisions to the allowance for loan losses in 2010 consistent with 2009.

All of our other real estate owned and the vast majority of our non-performing loans at December 31, 2009 were originated prior to Hurricane Katrina.  We continue to assess our lending policies and underwriting techniques and we believe that they both adequately protect the bank and offer access to loans for credit worthy borrowers.

We recently intensified our efforts to reduce non-performers and market repossessed real estate.   Going forward, we are focused on minimizing the potential impact that a prolonged recession might have on our loan portfolio.  We are proactively identifying problem credits and disposing of them as judiciously as possible, while making sure that reserve levels remain appropriate.

Capital Strength

We continue to have a strong capital position and we are considered well capitalized by regulatory standards.

Our Tier 1 capital ratio is 9.79%, Tier 1 risk-based capital is 16.13% and our total regulatory capital to risk-weighted assets is 17.11% respectively, at December 31, 2009.

It is important for our shareholders and customers to know that we are a strong financial institution.  This capital strength affords us the opportunity to build our business for the long term in a safe and sound manner while continually taking advantage of lending and depository opportunities in our market.

Strategy for 2010

I would like to take this opportunity to thank our employees for their hard work and commitment to our customers.  I would also like to thank our Board of Directors for their valued perspective and loyal commitment to our company.  Without their dedication we would not have been able to make significant progress towards the achievement of our strategic objectives.  Banking is a people business and we cannot be successful without competent employees and loyal customers.

Our business model and strategic plan are focused on our customers and their fundamental financial needs.  We have developed a community bank franchise that can fully serve our customers’ needs while at the same time diversifying our revenue streams.  The better we understand our customers’ needs, the more successful we are in offering solutions that address them.  We are focused on clearly defining the competitive advantages of our various products and training employees to articulate them through the use of product champions.  Our customers’ satisfaction also depends on our success at making it easy and beneficial for them to do business with us.  That is why we continue to invest in technologies and systems that add value to our customer relationships.

2009 Annual Report                                                                                                                                                                                                                              Page 2

Reduced economic activity in the New Orleans metropolitan area and higher unemployment has put stress on our customers and our community.  In 2010, we will remain focused on customer satisfaction to retain and grow our customer base.

Guaranty Savings Bank will face a difficult operating environment in 2010, while continuing to focus on our strategic plan as a relationship oriented community bank.  We hope that the economy strengthens in 2010 and that unemployment levels improve and housing values stabilize.

Thank you for your continued support and investment in our company.

 /s/Stephen Wessel
Stephen Wessel
President and Chief Executive Officer

2009 Annual Report                                                                                                                                                                                                                               Page 3

Index to Annual Report

Business Description	5
Shareholder Information	5
Selected Consolidated Financial Data	6
Management’s Discussion and Analysis of Financial Condition and Results of Operations	7
Management’s Report on Internal Control Over Financial Reporting	29
Report of Independent Registered Public Accounting Firm	30
Consolidated Balance Sheets	31
Consolidated Statements of Income (Loss)	32
Consolidated Statements of Comprehensive Income (Loss)	33
Consolidated Statements of Changes in Stockholders’ Equity	34
Consolidated Statements of Cash Flows	35
Notes to Consolidated Financial Statements	37
Board of Directors	70
Executive Officers Who Are Not Directors	70
Banking Locations	71

2009 Annual Report                                                                                                                                                                                                                               Page 4

Business Description

GS Financial Corp. (“GS Financial” or the “Company”) provides community banking services through its wholly-owned subsidiary, Guaranty Savings Bank, a Federally chartered savings bank, at its six banking locations and a loan production office in the metropolitan New Orleans area.

The Company, a thrift holding company organized and incorporated under the laws of the State of Louisiana, is subject to the supervision and regulation of the Office of Thrift Supervision as well as other federal agencies governing the banking industry and public reporting companies.

Shareholder Information

TRANSFER AGENT, REGISTRAR, AND DIVIDEND PAYING	COMMON STOCK
AGENT FOR COMMON STOCK
Registered shareholder inquiries related to stock transfers, address changes, lost stock certificates, dividend payments or account consolidations should be directed to:
GS Financial’s common stock is traded on The NASDAQ Global Market under the ticker symbol GSLA.  At December 31, 2009, the closing price was $14.99 per share and there were approximately 88 shareholders of record.

Registrar and Transfer Company	MARKET PRICES AND DIVIDENDS
10 Commerce Drive	Set forth below are the high and low sales prices for GS Financial’s common
Cranford, New Jersey 07016	stock on the NASDAQ Global Market and dividends paid for the periods
(800) 368-5948	presented.
www.rtco.com
Year 2009 Stock Price Dividends
FORM 10-K AND OTHER FINANCIAL	Quarter Ended High Low
INFORMATION	March 31 $ 14.00 $ 10.51 $ 0.10
Shareholders are advised to review financial information and other	June 30 17.44 12.50 0.10
disclosures about GS Financial contained in its Annual Report on	September 30 17.10 13.80 0.10
Form 10-K. The Form 10-K for the year ended December 31, 2009	December 31 16.20 12.90 0.10
and other financial reports filed by GS Financial with the SEC are	Year 2008 Stock Price Dividends
available on the Company’s web site at www.gsfinancialcorp.com or	Quarter Ended High Low
may be obtained without charge by calling Lettie Moll, Corporate	March 31 $ 18.94 $ 14.25 $ 0.10
Secretary, or Stephen Theriot, Chief Financial Officer, at (504) 457-	June 30 18.50 14.35 0.10
6220 or by writing to:	September 30 16.75 12.00 0.10
December 31 16.72 10.75 0.10

GS Financial Corp.	INDEPENDENT REGISTERED PUBLIC
Investor Relations	ACCOUNTANTS
3798 Veterans Boulevard	LaPorte, Sehrt, Romig and Hand
Metairie, Louisiana 70002	A Professional Accounting Corporation
110 Veterans Boulevard, Suite 200
Metairie, Louisiana 70005

2009 Annual Report                                                                                                                                                                                                                              Page 5

GS Financial Corp. and Subsidiary
Selected Consolidated Financial Data

	At or For Years Ended December 31,
($ in thousands, except per share data)	2009	2008	2007	2006	2005
BALANCE SHEET DATA
Total assets	$ 271,604	$ 221,870	$ 186,487	$ 168,380	$ 177,614
Cash and cash equivalents	19,735	3,205	9,462	11,117	22,555
Loans receivable, net	185,500	158,523	118,477	93,987	69,657
Investment securities	50,455	47,617	47,747	55,090	77,344
Deposit accounts	201,493	140,115	129,510	122,754	118,866
Borrowings	40,512	52,002	26,986	17,042	32,106
Stockholders' equity	28,021	27,558	28,164	27,164	25,407
INCOME STATEMENT DATA
Interest income	$ 14,159	$ 12,426	$ 11,248	$ 11,000	$ 10,466
Interest expense	6,084	5,751	5,547	4,904	4,856
Net interest income	8,075	6,675	5,701	6,096	5,610
Provision (reversal) for loan losses	500	-	(300)	(1,981)	4,793
Non-interest income (loss)	1,330	(994)	424	51	(1,294)
Non-interest expense	7,529	5,673	5,409	4,926	4,707
Net income (loss) before taxes	1,376	8	1,016	3,202	(5,184)
Net income (loss)	886	(6)	658	2,114	(3,676)
KEY RATIOS
Return on average assets	0.34%	n/m	0.38%	1.21%	(1.96)%
Return on average stockholders' equity	3.13%	(0.02)%	2.40%	8.15%	(13.76)%
Net interest margin	3.26%	3.43%	3.44%	3.58%	3.12%
Average loans to average deposits	97.37%	104.88%	88.35%	70.74%	71.74%
Interest-earning assets to
Interest-bearing liabilities	113.13%	117.05%	118.86%	117.88%	115.04%
Efficiency ratio	80.06%	99.86%	88.27%	80.14%	109.06%
Non-interest expense to average assets	2.89%	2.73%	3.12%	2.82%	2.51%
Allowance for loan losses to loans	1.27%	1.69%	2.82%	3.82%	7.58%
Stockholders' equity to total assets	10.32%	12.42%	15.10%	16.16%	14.30%
COMMON SHARE DATA
Earnings (loss) per share:
Basic	$ 0.70	n/m	$ 0.53	$ 1.74	$ (3.11)
Diluted	0.70	n/m	0.52	1.73	(3.11)
Dividends paid per share	0.40	0.40	0.40	0.40	0.40
Dividend payout ratio	57.56%	n/m	76.44%	22.99%	n/m
Book value per share	$ 22.19	$ 21.56	$ 21.90	$ 22.00	$ 20.99
Trading data:
High closing price	$ 17.44	$ 18.94	$ 21.49	$ 21.76	$ 19.66
Low closing price	10.51	10.75	17.04	14.99	12.86
End of period closing price	14.99	12.50	18.94	19.80	15.00
Average shares outstanding:
Basic	1,263,021	1,278,292	1,243,655	1,212,173	1,181,313
Diluted	1,263,021	1,278,292	1,268,995	1,222,949	1,181,313

2009 Annual Report                                                                                                                                                                                                                              Page 6

GS Financial Corp. and Subsidiary
Management’s Discussion and Analysis of Financial Condition and Results of Operations

Presented below is a discussion of the financial condition of GS Financial Corp. (“GS Financial” or the “Company”) at December 31, 2009 and 2008 and of the Company’s results of operations during the years ended December 31, 2009, 2008, and 2007.  Substantially all of the Company’s operations are dependent on the operations of its subsidiary, Guaranty Savings Bank (“Guaranty” or the “Bank”).  This discussion is presented to highlight and supplement information presented elsewhere in this Annual Report, particularly the consolidated audited financial statements and related notes.  This discussion should be read in conjunction with the accompanying tables and our consolidated, audited financial statements.  Certain financial information in prior years has been reclassified to conform to the current year’s presentation.

FORWARD-LOOKING STATEMENTS
In addition to the historical information, this annual report includes certain forward-looking statements as that term is defined by the Private Securities Litigation Reform Act of 1995.  Such statements include, but may not be limited to comments regarding (a) the potential for earnings volatility from, among other factors, changes in the estimated allowance for loan losses over time, (b) the expected growth rate of the loan portfolio, (c) future changes in the mix of deposits, (d) the results of net interest income simulations run by the Company to measure interest rate sensitivity, (e) the performance of Guaranty’s net interest income and net interest margin assuming certain future conditions, (f) the future prospects of metropolitan New Orleans, and (g) changes or trends in certain expense levels.

Forward-looking statements are based on numerous assumptions, which may be referred to specifically in connection with a particular statement.  Some of the more important assumptions include:

•	expectations about the overall economy in the Company’s market area,
•	expectations about the ability of the Bank’s borrowers to make payments on outstanding loans and the sufficiency of the allowance for loan losses,
•	expectations about the current values of collateral securing the Bank’s outstanding loans,
•	expectations about the movement of interest rates, including actions that may be taken by the Federal Reserve Board in response to changing economic conditions,
•	reliance on existing or anticipated changes in laws or regulations affecting the activities of the banking industry and other financial service providers, and
•	expectations regarding the nature and level of competition, changes in customer behavior and preferences, and the Company’s ability to execute its plans to respond effectively.

Because it is uncertain whether future conditions and events will confirm these assumptions, there is a risk that the Company’s future results will differ materially from what is stated or implied by such forward-looking statements.  The Company cautions the reader to consider this risk.

The Company undertakes no obligation to update any forward-looking statement included in this annual report, whether as a result of new information, future events or developments, or for any other reason.

OVERVIEW
The Company reported net income of $886,000 for the year ended December 31, 2009, compared with a net loss of $6,000 for the year ended December 31, 2008. Earnings per share for the year ended December 31, 2008 were not meaningful compared to $0.70 per share diluted for 2009. The Company successfully executed its strategic initiatives for 2009 which included strong loan and deposit growth, particularly in transaction accounts. The increase in profitability in 2009 compared with 2008 was due to a significant increase in net interest income and the gains recognized on the sales of mortgage loans in the secondary market. The increase in net interest income was largely due to a higher average balance of loans in 2009 which offset the lower market rates of interest. In addition, the low market rates of interest combined with the expansion of our mortgage banking department allowed the Company to significantly increase the volume of mortgage loan sales. The increase in profitability during 2009 also was due to the prior year recognition of a $1.3 million non-cash impairment charge related to the Company’s investment in two mutual funds that hold mortgage-backed securities, the AMF Ultra Short Mortgage Fund and the AMF Intermediate Mortgage Fund, which were held as available-for-sale. The non-cash impairment charge more than offset the otherwise positive earnings for 2008.

2009 Annual Report                                                                                                                                                                                                                              Page 7

GS Financial Corp. and Subsidiary
Management’s Discussion and Analysis of Financial Condition and Results of Operations

The Company’s net loan portfolio amounted to $185.5 million at December 31, 2009, compared with $158.5 million at December 31, 2008.  The increase in net loans receivable was due to a substantial increase in the volume of new loan originations of residential real estate loans. Total loan originations increased by $37.2 million, or 43.4%, from 2008 to 2009.  In addition, the Bank continued to sell residential mortgage loans in the secondary market to Fannie Mae and Freddie Mac, while retaining the servicing on these loans to maintain customer relationships and earn servicing fee income. On occasion, the Bank also sells loans to private investors without retaining the servicing. During 2009 and 2008, the Bank sold an aggregate of $56.6 million and $19.7 million, respectively, of residential mortgage loans into the secondary market at gains of $1.0 million and $277,000, respectively.

The Company’s deposits amounted to $201.5 million at December 31, 2009, an increase of $61.4 million from $140.1 million at December 31, 2008. Average interest-bearing deposits increased by $47.0 million, or 37.2%, from $126.4 million at December 31, 2008 to $173.4 million at December 31, 2009.  The increase in deposits is largely due to the offering of competitive market rates of interest, particularly on transactional accounts, enhanced deposit product marketing efforts, and the expansion of the Bank’s branch locations in the latter half of 2007.

CRITICAL ACCOUNTING POLICIES
The Company prepares its financial statements in accordance with accounting principles generally accepted in the United States of America.  Note A to the consolidated financial statements included elsewhere herein discusses certain accounting principles and methods of applying those principles that are particularly important to the Company.  In applying these principles to determine the amounts and other disclosures that are presented in the financial statements and discussed in this section, the Company is required to make certain estimates and assumptions.

The Company believes that the determination of its estimate of the allowance for loan losses involves a higher degree of judgment and complexity than its application of other significant accounting policies.  Factors considered in this determination and the processes used by management are discussed in Note A to the consolidated financial statements included elsewhere herein and in the discussion below under the heading “Loans and Allowance for Loan Losses.”  Although management believes it has identified appropriate factors for review and designed and implemented adequate procedures to support the estimation processes that are consistently followed, the allowance remains an estimate about the effect of matters that are inherently uncertain.  Over time, changes in economic conditions or the actual or perceived financial condition of Guaranty’s credit customers or other factors can materially impact the allowance estimate, potentially subjecting the Company to significant earnings volatility.

Another estimate requiring a high degree of judgment is the valuation allowance on the deferred tax asset.  As operating losses can be carried forward 15 years and the Company expects positive taxable income for each year going forward, no valuation allowance is deemed necessary on the portion of the deferred tax asset created by net operating losses.  However, a portion of the deferred tax asset relates to capital losses.  Tax rules only allow these losses to be offset against future capital gains for five years.  As it is uncertain whether the Bank will be able to realize capital gains sufficient to fully offset these losses in the applicable five year period, management has elected to establish an appropriate valuation allowance for the portion of the capital loss carry-forward which is estimated may not be utilized.  See Note I of the Consolidated Financial Statements included elsewhere herein for further discussion of the Company’s income tax accounting.

COMPARISON OF FINANCIAL CONDITION AT DECEMBER 31, 2009 AND DECEMBER 31, 2008
At December 31, 2009, GS Financial Corp. reported total assets of $271.6 million compared to $221.9 million at the end of 2008.  Average total assets were $260.1 million for the year ended December 31, 2009 which represents an increase of $52.1 million, or 25.1%, compared to $208.0 million for the year ended December 31, 2008.

LOANS AND ALLOWANCE FOR LOAN LOSSES
As with most savings institutions, a significant portion of the Company’s assets are comprised of loans made to its customers.  The Company engages primarily in real estate lending, both residential and commercial.

2009 Annual Report                                                                                                                                                                                                                              Page 8

GS Financial Corp. and Subsidiary
Management’s Discussion and Analysis of Financial Condition and Results of Operations

In general, the Company extends credit based on the current market conditions, prevailing economic trends, the value of the underlying collateral, and the borrower’s credit history.  The lending activities of the Company are subject to written underwriting standards and loan origination procedures established by the Company's Board of Directors (the “Board”) and senior officers and are incorporated into the Company's Lending Policy which is reviewed and updated as necessary by the Board and senior officers.  These underwriting standards establish the manner in which loan applications are accepted and processed.  Such standards are written to comply with all applicable laws and regulations including but not limited to Truth-In-Lending (“Regulation Z”) and the Real Estate Settlement Procedures Act (“RESPA”).  These standards provide guidance regarding maximum loan amounts, acceptable rates and terms, appraisal guidelines, disclosure requirements, credit criteria, debt-to-income ratios, complete applications, and title requirements.  The Lending Policy also establishes the overall direction of the Company's lending activities within the community and forms the basis for setting underwriting standards which limit the Company's exposure to credit risk.

The outstanding balance of total loans at December 31, 2009 and 2008 was $187.5 million and $161.0 million, respectively, which represents an increase of $26.5 million, or 16.5%, during 2009. Total loans at December 31, 2009 had increased by $112.1 million, or 148.7%, compared to total loans at December 31, 2005. Average loans for 2009 were $178.8 million, up $36.9 million, or 26.0%, from the prior year’s average level of $141.9 million.  Table 1, which is based on regulatory reporting codes, shows loan balances at year-end for the most recent five years.

TABLE 1. COMPOSITION OF LOAN PORTFOLIO
	At December 31,
($ in thousands)	2009	2008	2007	2006	2005
Real estate loans - residential	$ 78,160	$ 69,405	$ 59,530	$ 47,654	$ 36,777
Real estate loans - commercial and other	69,658	67,616	45,757	36,896	24,794
Real estate loans - construction	19,728	10,542	9,074	9,089	11,282
Home equity lines of credit	12,760	6,873	2,951	956	23
Commercial loans	5,422	4,807	3,625	2,445	1,819
Consumer loans	1,728	1,713	913	677	669
Total loans at year-end	$ 187,456	$ 160,956	$ 121,850	$ 97,717	$ 75,364
Allowance for loan losses	(2,380)	(2,719)	(3,432)	(3,732)	(5,713)
Deferred loan origination costs	424	286	59	2	6
Net loans at year end	185,500	158,523	118,477	93,987	69,657
Average total loans during year	$ 178,780	$ 141,892	$ 107,785	$ 87,360	$ 87,437

The Company’s investment in residential real estate loans, which includes those loans secured by one-to-four family dwellings (also referred to as “single-family”), increased $14.6 million, or 19.2%, from December 31, 2008 to December 31, 2009. Home equity lines of credit (“HELOCs”), which constitute $12.8 million of the Bank’s loan portfolio as of December 31, 2009, increased by $5.9 million, or 85.7%, from $6.9 million at December 31, 2008. In 2009, residential real estate loans increased primarily due to the efforts of the Bank’s three new residential loan originators, who were hired in the first quarter of 2009.

The Company has a commercial loan committee consisting of board members that evaluates the commercial loan applications of significant size and complexity. For the last several years, the Company focused its lending efforts towards the commercial real estate market to diversify and enhance the products and services offered to its customers while adding higher yielding loans to its overall portfolio.  Commercial real estate loans typically carry higher yields and risk when compared to loans secured by one-to-four family dwellings.  The Company offers real estate loans on multifamily residential dwellings, commercial real estate, and vacant land.  The Company also offers asset-based commercial business loans which are secured by collateral other than real estate, such as inventory and accounts receivable; however, the Company does not actively solicit non-real estate commercial loans. Commercial and other real estate loans increased by $2.0 million, or 3.0%, from $67.6 million at December 31, 2008 to $69.7 million at December 31, 2009. The increase in commercial and other real estate loans is attributable to the Bank’s experienced team of commercial lenders and primarily consisted of owner-occupied nonresidential properties.

2009 Annual Report                                                                                                                                                                                                                              Page 9

GS Financial Corp. and Subsidiary
Management’s Discussion and Analysis of Financial Condition and Results of Operations

Construction loans, which include those secured by one-to-four family, multi-family, and nonresidential real estate, increased by $9.2 million, or 87.1%, from $10.5 million at December 31, 2008 to $19.7 million at December 31, 2009. Construction loans secured by one-to-four family dwellings constitute the large majority of this segment of the portfolio. This growth is attributed to continued rehabilitation of damaged housing and new construction in areas severely impacted by the effects of Hurricane Katrina.

Consumer loans at December 31, 2009 and December 31, 2008 were $1.7 million, or 0.9% and 1.1% of total loans, respectively. The Company does not actively solicit consumer loans. These loans, which primarily include deposit-secured, personal lines of credit, and credit cards, are primarily offered as an accommodation to existing customers.

For the year ended December 31, 2009, the Bank’s total loan originations amounted to $123.0 million compared to $85.7 million for the year ended December 31, 2008, an increase of $37.3 million, or 43.5%. The relatively low level of market rates of interest during 2009 combined with the hiring of experienced mortgage loan originators significantly increased the Bank’s originations and sales of residential loans to both Fannie Mae and Freddie Mac. In addition, the expansion of loan products offerings and increased marketing activities have contributed to the growth in this segment of the loan portfolio. Table 2 reflects the Company’s total loan origination, repayment, and sale experience during the periods indicated.

TABLE 2. LOAN ORIGINATIONS BY TYPE
	Year Ended December 31,
($ in thousands)	2009	2008
Real estate loans - residential	$74,724	$33,190
Real estate loans - commercial and other	20,229	31,228
Real estate loans - construction	16,633	11,340
Home equity lines of credit	7,807	4,955
Commercial loans	2,106	2,689
Consumer loans	1,461	2,323
Total originations	122,960	85,725
Loan principal repayments	(39,893)	(25,106)
Loans sold	(56,567)	(19,723)
Net portfolio activity	$26,500	$40,896

Table 3 reflects contractual loan maturities which have not been adjusted for scheduled principal reductions or prepayment opportunities.  Loans payable on demand and loans which have no stated maturity are reported as due in one year or less.

TABLE 3. LOAN MATURITIES BY TYPE
	At December 31, 2009, Loans Maturing In
($ in thousands)	One year or less	One through five years	More than five years	Total
Real estate loans – residential	$ 4,496	$ 18,544	$ 54,204	$ 77,244
Real estate loans – commercial and other	6,476	46,776	16,934	70,186
Real estate loans – construction	19,779	-	-	19,779
Home equity lines of credit	238	181	12,340	12,759
Commercial loans	2,346	3,007	406	5,759
Consumer loans	1,012	423	294	1,729
Total	$ 34,347	$ 68,931	$ 84,178	$ 187,456
Percentage	18.3%	36.8%	44.9%	100.0%

2009 Annual Report                                                                                                                                                                                                                            Page 10

GS Financial Corp. and Subsidiary
Management’s Discussion and Analysis of Financial Condition and Results of Operations

Most of the Bank’s outstanding loans carry a fixed rate of interest. However, certain commercial loans are tied to the Guaranty Savings Bank Prime rate. Construction loans and home equity lines of credit are indexed based on the New York Prime rate and credit card loans have floating interest rates which are based on the Wall Street Prime rate. Table 4 summarizes the Company’s loan balances by interest rates types, which are scheduled to mature or re-price after December 31, 2010.

TABLE 4. LOAN INTEREST RATES BY TYPE
At December 31, 2009, Loans Due After December 31, 2010
($ in thousands)	Variable rate	Fixed rate	Total
Real estate loans – residential	$ 10,170	$ 62,578	$ 72,748
Real estate loans – commercial and other	767	62,943	63,710
Real estate loans – construction	-	-	-
Home equity lines of credit	12,521	-	12,521
Commercial loans	317	3,096	3,413
Consumer loans	417	300	717
Total	$ 24,192	$ 128,917	$ 153,109
Percentage	15.8%	84.2%	100.0%

All loans carry a degree of credit risk. Management’s evaluation of this risk is ultimately reflected in the estimate of probable loan losses that is reported in the Company’s financial statements as the allowance for loan losses. As a result of this ongoing evaluation, any additions to the allowance for loan losses are reflected in the provision for loan losses and charged to operating expense.

In an effort to maintain the quality of the Company’s investment in interest-earning assets, an asset classification policy was established in order to draw attention to assets before collection becomes a problem. This policy also helps to ensure the accurate reporting of the Company’s assets from a valuation standpoint.  As part of this policy, all of the Company’s loans are reviewed on a regular basis.  Payment history as well as the value of the underlying collateral are reviewed and assessed in light of several risk factors.  The evaluation process considers the state of the local economy as well as current and projected interest rates.  Other risk factors considered include the level of credit concentration the customer has with the Company, environmental factors which could impair the value of the underlying collateral, or other factors which may impair the ability of the Company to collect all of its investment.

Federal regulations and our policies require that we utilize an internal asset classification system as a means of reporting problem and potential problem assets.  We have incorporated an internal asset classification system, consistent with federal banking regulations, as a part of our credit monitoring system.  We currently designate problem and potential problem assets as “special mention,” “substandard,” “doubtful” or “loss” assets.  An asset is considered “special mention” if it does not yet warrant adverse classification such as “substandard” or “doubtful,” but nonetheless possesses credit deficiencies or potential weaknesses deserving management’s close attention.  An asset is classified as “substandard” if it is inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any.  “Substandard” assets include those characterized by the “distinct possibility” that the insured institution will sustain “some loss” if the deficiencies are not corrected.  Assets classified as “doubtful” have all of the weaknesses inherent in those classified “substandard” with the added characteristic that the weaknesses present make “collection or liquidation in full,” on the basis of currently existing facts, conditions, and values, “highly questionable and improbable.”  Assets classified as “loss” are those considered “uncollectible” and of such little value that their continuance as assets without the establishment of a specific loss reserve is not warranted.

When we classify one or more assets, or portions thereof, as “loss,” it is required either to establish a specific allowance for losses equal to 100% of the amount of the asset so classified or to charge off such amount.  When we designate one or more assets, or portions thereof, as “special mention,” “substandard” or “doubtful, we establish a general valuation allowance for the loans in each category.  General valuation allowances represent loan loss allowances which have been established to recognize the higher risk of loss inherent in the loans within each risk category.  Although the classification of a loan within a given category assists us in our analysis of the risk of loss, the actual allowance percentage assigned to each loan within a category is adjusted for the specific circumstances of each classified loan and will often differ from the general allowance for the category.

2009 Annual Report                                                                                                                                                                                                                            Page 11

GS Financial Corp. and Subsidiary
Management’s Discussion and Analysis of Financial Condition and Results of Operations

We review and classify assets on a monthly basis and the Board of Directors is provided with monthly reports on our classified assets.  We classify assets in accordance with the Federal and internal management guidelines described above.  As of December 31, 2009, the Company had $2.1 million of assets classified as doubtful, $5.3 million of assets classified as substandard and $1.4 million of assets designated as special mention. We had no loans classified as loss at December 31, 2009.  Of the $8.8 million of total classified or special mention loans at December 31, 2009, $4.2 million were also considered non-performing loans.

Loan collection efforts in the form of past due notices commence when loan payments are more than 15 days past due.  After a loan reaches 16 days past due status, the Company’s collection department initiates personal contact with the borrower.  When a loan becomes 90 days past due, the Company initiates foreclosure proceedings.  All loans that are greater than 90 days past due are placed in non-accrual status.  All interest and late charges due on these loans are reversed in the form of reserves for uncollectible interest and late charges.

Management considers a variety of information sources in making its risk assessments and establishing an allowance for loan losses that it believes is adequate to absorb probable losses in the portfolio.  Some of the more significant sources include analyses prepared on specific loans reviewed for impairment, statistics on balances of loans assigned to the internal risk rating categories described above, reports on the composition and repayment of loan portfolios not subject to individual risk ratings, and factors derived from historical loss experience.  In addition, management’s assessment considers general economic conditions and how current conditions affect segments of borrowers.  Management must also make certain judgments regarding the level of accuracy inherent in the estimation process of the allowance for loan losses.  Management’s Asset Quality Committee, consisting of executive, lending, and collections personnel, meets on a frequent basis to discuss the status of all potentially impaired loans.  Based on these evaluations, an allowance analysis is prepared at least quarterly that summarizes the results of this evaluation process and helps to ensure the consistency of the process.

At December 31, 2009, the allowance for loan losses was $2.4 million, or 1.27% of total loans, compared to $2.7 million, or 1.69% of total loans, at the end of 2008.  An additional provision for loan losses of $500,000 was recorded during 2009 based on the Company’s assessment of its credit risk while considering the overall increased level of loan delinquencies and adversely classified loans. There was no addition to the allowance for loan losses in 2008. As of December 31, 2009, the Company’s allowance for losses was $2.4 million or 57.2% of non-performing loans compared to $2.7 million or 135.2% of non-performing loans at December 31, 2008.

There was a total of $854,000 in loans charged-off against the allowance for loan losses during 2009. Included in this amount was $620,000 in charge-offs for three residential properties located in New Orleans, Louisiana that were under various stages of renovation which secured loans aggregating $1.7 million to a commercial borrower. Total loans charged-off during the year ended December 31, 2008 were $713,000, which included $420,000 for eighteen parcels of vacant land that are located in an area of New Orleans, Louisiana that was severely impacted by Hurricane Katrina. Table 5 presents an analysis of the activity in the allowance for loan losses for the past five years.

2009 Annual Report                                                                                                                                                                                                                            Page 12

GS Financial Corp. and Subsidiary
Management’s Discussion and Analysis of Financial Condition and Results of Operations

TABLE 5. SUMMARY OF ACTIVITY IN THE ALLOWANCE FOR LOSSES
	Year Ended December 31,
($ in thousands)	2009	2008	2007	2006	2005
Balance at the beginning of year	$ 2,719	$ 3,432	$ 3,732	$ 5,713	$ 920
Provision (reversal) for loan losses charged to operations	500	-	(300)	(1,981)	4,793
Charge-offs:
Real estate loans - residential	(817)	(293)	-	-	-
Real estate loans - commercial and other	(24)	(420)	-	-	-
Real estate loans - construction	-	-	-	-	-
Home equity lines of credit	-	-	-	-	-
Commerical loans	-	-	-	-	-
Consumer loans	(13)	-	-	-	-
Total charge-offs	(854)	(713)	-	-	-
Recoveries of loans previously charged-off	15	-	-	-	-
Balance at the end of year	$ 2,380	$ 2,719	$ 3,432	$ 3,732	$ 5,713
Ratios:
Charge-offs to average total loans	0.48%	0.50%	n/a	n/a	n/a
Provision for loan losses to charge-offs	58.55%	n/a	n/a	n/a	n/a
Allowance for loan losses to nonperforming loans	57.16%	135.21%	238.66%	2084.92%	159.49%
Allowance for loan losses to loans at end of year	1.27%	1.69%	2.82%	3.82%	7.58%

The allowance for loan losses is comprised of both a general component for groups of homogeneous loans and a specific component for loans that are reviewed individually for impairment or for which a probable loss has been identified.  The specific component of the allowance for loan losses for impaired loans is based on discounted cash flows using the loan’s initial effective interest rate, the observable market value of the loan, or the fair value of the underlying collateral. The general component of the allowance for loan losses is established based on historical charge-off experience which is adjusted for factors including risk rating, industry concentration, and loan type.

As a result of Hurricane Katrina, the Company recorded a $4.8 million provision for loan losses in 2005. Subsequently, recoveries from the allowance for loan losses of $2.0 million and $300,000 were made in 2006 and 2007, respectively, based on management’s assessment of the information available at the time regarding the inherent level of losses in the Bank’s portfolio. In 2009, the remaining portion of the Katrina reserve, which was reduced by a significant amount of the $1.6 million in charge-offs recorded in 2008 and 2009, was reallocated to the specific and general components of the allowance for loan losses discussed above as the identification of troubled loans directly or indirectly impacted by Katrina became subjective due to the amount of time that has transpired since the occurrence of that natural disaster. Management will continue to assess the adequacy of the allowance for loan losses and adjust it as necessary subsequent to December 31, 2009. Table 6 presents the allocation of the allowance for loan losses for the past five years.

2009 Annual Report                                                                                                                                                                                                                            Page 13

GS Financial Corp. and Subsidiary
Management’s Discussion and Analysis of Financial Condition and Results of Operations

TABLE 6. ALLOCATION OF THE ALLOWANCE FOR LOAN LOSSES
	At December 31,
	2009		2008		2007		2006		2005
		% of Loans	Allowance	% of Loans	Allowance	% of Loans	Allowance	% of Loans	Allowance	% of Loans
	Allowance for	by Type to	for Loan	by Type to	for Loan	by Type to	for Loan	by Type to	for Loan	by Type to
($ in thousands)	Loan Losses	Total Loans	Losses	Total Loans	Losses	Total Loans	Losses	Total Loans	Losses	Total Loans
Real estate loans – residential	$ 618	41.7%	$ 817	43.1%	$ 1,115	48.9%	$ 1,156	48.8%	$ 3,330	48.8%
Real estate loans – commercial and other	1,065	37.2%	1,478	42.0%	1,802	37.6%	1,963	37.8%	1,805	32.9%
Real estate loans – construction	155	10.5%	57	6.5%	189	7.4%	360	9.3%	292	15.0%
Home equity lines of credit	163	6.8%	79	4.3%	54	2.4%	21	1.0%	2	-
Commercial loans	343	2.9%	274	3.0%	272	3.0%	232	2.5%	284	2.4%
Consumer loans	36	0.9%	14	1.1%	-	0.7%	-	0.7%	-	0.9%
Total	$ 2,380	100.0%	$ 2,719	100.0%	$ 3,432	100.0%	$ 3,732	100.1%	$ 5,713	100.0%

Table 7 sets forth the Company's delinquent loans at the dates indicated.  The balances presented in Table 7 represent the total principal balances outstanding on the loans rather than the amount of principal past due.  There were no loans 90 days delinquent and still accruing interest at December 31, 2009 and 2008.

TABLE 7. DELINQUENT LOANS
	At December 31,
($ in thousands)	2009	2008	2007
30-89 Days	$ 3,401	$ 5,231	$ 3,305
90+ Days	4,164	2,011	1,438
Total	$ 7,565	$ 7,242	$ 4,743
Ratios
Loans delinquent 90 days or more to total loans	2.22%	1.25%	1.18%
Total delinquent loans to total loans	4.04%	4.50%	3.89%
Allowance for loan losses to total delinquent loans	31.46%	37.54%	72.36%

Non-performing assets consists of loans on non-accrual status and foreclosed assets.  Table 8 summarizes the Company’s non-performing assets, loans greater than 90 days delinquent and accruing interest, and troubled debt restructurings at the dates indicated.

TABLE 8. NON-PERFORMING ASSETS
	At December 31,
($ in thousands)	2009	2008	2007	2006	2005
Loans accounted for on a nonaccrual basis	$ 4,164	$ 2,011	$ 1,438	$ 179	$ 3,582
Foreclosed assets	2,489	461	-	-	-
Total non-performing assets	$ 6,653	$ 2,472	$ 1,438	$ 179	$ 3,582
Loans greater than 90 days past due and accruing interest	-	-	-	-	-
Troubled debt restructurings	-	-	-	-	-
Ratios
Non-performing assets to loans plus foreclosed assets	3.50%	1.53%	1.18%	0.18%	4.75%
Non-performing assets to total assets	2.45%	1.11%	0.77%	0.11%	2.02%

Non-performing assets increased $4.2 million, or 169.1%, from $2.5 million at December 31, 2008 to $6.7 million at December 31, 2009. The increase in non-performing assets was primarily due to a loan relationship with a commercial borrower consisting of five loans aggregating $1.5 million that are secured by owner occupied, nonresidential real estate located in New Orleans, Louisiana, that are in the process of foreclosure and a $2.0 million increase in other real estate owned during 2009. Other real estate owned as of December 31, 2009 includes three residential properties located in New Orleans, Louisiana that were previously under renovation totaling $1.1 million, which were obtained through foreclosure proceedings completed in December 2009. In addition, other real estate owned includes a $950,000 multifamily dwelling that was previously under renovation which is located in the historic district of the French Quarter in New Orleans, Louisiana. The foreclosure proceedings for this property were completed in April 2009, and the Company has been marketing it for sale since May 2009. The Company recognized impairment losses on other real estate owned of $375,000 and $436,000, respectively, for the fourth quarter and year ended December 31, 2009. No impairment losses were recognized on other real estate owned in 2008.

2009 Annual Report                                                                                                                                                                                                                            Page 14

GS Financial Corp. and Subsidiary
Management’s Discussion and Analysis of Financial Condition and Results of Operations

INVESTMENT IN SECURITIES
Interest rates dictate many of the investment decisions and policies of the Company.  It is the policy of the Company not to engage in speculative purchasing, selling, or trading of investments; however, certain profits may be taken from time to time on the sale of investment securities.  When interest rate spreads reach acceptable levels, the Company may utilize leveraged purchasing of investment securities, as has been done in the past.  Also, when anticipated earnings permit, certain portfolio adjustments may be made to enhance overall portfolio yield even though losses may be recognized in doing so.

Management routinely places much of the Company’s liquid assets into its investment securities portfolio to balance its liquidity needs with the need to earn a competitive yield.  All investment securities have been classified as available-for-sale during the past three years which allows them to provide liquidity when necessary.

At December 31, 2009, total securities increased by $2.8 million, or 6.0%, to $50.5 million from $47.6 million at December 31, 2008. Mortgage-backed securities, consisting of fixed-rate and hybrid ARM securities issued by Fannie Mae, Freddie Mac, and Ginnie Mae increased to $32.7 million from $26.1 million at the end of the prior year. U.S. Treasury and Agency securities decreased by $3.1 million from $10.1 million at December 31, 2008 to $6.9 million at December 31, 2009. Mutual fund investments were 4.8% of the total portfolio at December 31, 2009 compared with 7.2% at the prior year-end.  The Company began investing in municipal securities in 2009 in order to benefit from their tax-preferred status. The total holdings in municipal securities at December 31, 2009 were $7.0 million.

During 2008, the Company recognized a non-cash impairment charge of $1.3 million for other-than-temporary impairments of its investment in two mutual funds, the AMF Ultra Short Mortgage (ticker: ASARX) and the AMF Intermediate Mortgage (ticker: ASCPX). There were no non-cash impairment charges recognized on these investments in 2009. Prior to 2008, these investments were redeemable immediately at their current market value. In 2008, the fund managers, Shay Assets Management, Inc., imposed a restriction on these mutual funds which limited redemptions for cash to $250,000 per quarter based on the current market price at the time of redemption.  Approximately $1.0 million, $1.1 million, and $5.0 million of the holdings in these funds were redeemed for cash in 2009, 2008, and 2007, respectively.  Table 9 shows the book value of the Company’s investment portfolio at December 31, 2009, 2008, and 2007.

TABLE 9. COMPOSITION OF INVESTMENT SECURITIES PORTFOLIO
	At December 31,
	2009		2008		2007
($ in thousands)	Balance	Percent	Balance	Percent	Balance	Percent
U.S. Treasury and agency securities	$ 6,937	13.7%	$ 10,070	21.1%	$ 18,421	38.6%
Mortgage-backed securities	32,678	64.8%	26,100	54.8%	8,912	18.7%
Collateralized mortgage obligations	1,433	2.8%	8,039	16.9%	14,633	30.6%
Municipal securities	7,013	13.9%	-	-	-	-
Mutual funds	2,394	4.8%	3,408	7.2%	5,781	12.1%
Total investment securities at year end	50,455	100.0%	47,617	100.0%	47,747	100.0%
Average investment securities during year	$ 50,172		$ 49,113		$ 50,452

Information about the contractual maturity and weighted-average yield of the Company’s investment securities at December 31, 2009 is shown in Table 10 below.  The yields on tax exempt obligations shown in Table 10 have not been computed on a tax equivalent basis. At December 31, 2009, 4.8% of the investment portfolio consisted of mutual fund or equity investments carrying no stated maturity. Debt securities with scheduled repayments, such as mortgage-backed-securities and collateralized mortgage obligations, which in aggregate represent 67.6% of the investment portfolio at December 31, 2009, are not presented in Table 10.

2009 Annual Report                                                                                                                                                                                                                            Page 15

GS Financial Corp. and Subsidiary
Management’s Discussion and Analysis of Financial Condition and Results of Operations

TABLE 10. DISTRIBUTION OF INVESTMENT SECURITY MATURITIES
	At December 31, 2009
($ in thousands)	One year or less		Over one through five years		Over five through ten years		Over ten years		Total
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
U.S. Treasury and Agency Securities	$ -	-	$ -	-	$ 1,982	3.49%	$ 4,955	4.65%	$ 6,937	4.32%
Municipal Securities	$ -	-	$ 540	4.50%	$ 3,915	4.26%	$ 2,558	4.42%	$ 7,013	4.34%
Total	$ -	-	$ 540	4.50%	$ 5,897	4.00%	$ 7,513	4.57%	$ 13,950	4.33%
Percentage of Total	-		3.9%		42.3%		53.8%		100.0%

All of the Company’s investments in marketable securities were classified as available-for–sale at December 31,2009 and 2008.  The net unrealized gain on these investments totaled $399,000, or 0.8%, of amortized cost at December 31, 2009.  At year-end 2008, there was a net unrealized loss of $320,000, or 0.7% of amortized cost.  The reported amount of net unrealized gain or loss varies based on the overall changes in market rates, shifts in the slope of the yield curve, and movement in spreads to the yield curve for different types of securities.

At December 31, 2009, the Company had certain investment concentrations exceeding 10% of stockholders’ equity.  Investments of the Company that exceed 10% of stockholders’ equity at December 31, 2009 are shown in Table 11 below.

TABLE 11. INVESTMENT SECURITIES GREATER THAN 10% OF STOCKHOLDERS' EQUITY
		At December 31, 2009
($ in thousands)	Type	Total Investment	% of Total Assets	% of Stockholders' Equity
Federal Home Loan Bank	Agency Bonds	$ 2,896	1.1%	10.3%
Government National Mortgage Association	Mortgage-Backed Securities	7,233	2.7%	25.8%
Federal National Mortgage Association	Agency Bonds and	20,228	7.4%	72.2%
	Mortgage-Backed Securities
Federal Home Loan Mortgage Corporation	Mortgage-Backed Securities and	9,326	3.4%	33.3%
	Collateralized Mortgage Obligations
Total		$ 39,683	14.6%	141.6%

At December 31, 2009 and December 31, 2008, the Company did not have any investments in derivative securities.

2009 Annual Report                                                                                                                                                                                                                            Page 16

GS Financial Corp. and Subsidiary
Management’s Discussion and Analysis of Financial Condition and Results of Operations

DEPOSITS
Deposits are the Company’s primary source of funding for earning assets.  The Company offers a variety of deposit products designed to attract and retain customers.  The principal methods used by the Company to attract deposit include: emphasis on personal service, offering competitive interest rates, and providing convenient office locations.  The Company does not actively solicit or pay higher rates for “jumbo” (amounts over $100,000) certificates of deposit.  Certificate of deposit at December 31, 2009, included $1.5 million of brokered deposits in the Certificate of Deposit Account Registry Service (“CDARs”) administrated by the Promontory Interfinancial Network that represented one customer relationship . There were no deposits that were obtained through outside deposit brokers at December 31, 2008.

At December 31, 2009, total deposits were $201.5 million, up $61.4 million, or 43.8%, from the level at December 31, 2008. Average deposits for 2009 increased $48.3 million, or 35.7%, from 2008.  The increase in deposits was due to a combination of factors including: the efforts of the commercial loan originators to open non-interest bearing transactional accounts for commercial customers, the offering of competitive interest rates on money market and certain transactional accounts in an effort to attract new customers, and the opening of new banking locations which occurred in the latter half of 2007.

TABLE 12. DEPOSIT COMPOSITION
	At December 31,
	2009		2008		2007
($ in thousands)	Average Balances	% of Deposits	Average Balances	% of Deposits	Average Balances	% of Deposits
Noninterest-bearing demand deposits	$ 10,213	5.6%	$ 8,915	6.6%	$ 4,380	3.5%
NOW and MMDA account deposits	63,874	34.8%	26,134	19.3%	21,576	17.1%
Savings deposits	13,693	7.4%	17,074	12.6%	20,511	16.2%
Certificates of deposit	95,830	52.2%	83,167	61.5%	79,911	63.2%
Total	$ 183,610	100.0%	$ 135,290	100.0%	$ 126,378	100.0%

Average certificates of deposit (or “time deposits”) totaled $95.8 million, or 52.2% of average total deposits during 2009, up $12.7 million, or 15.2%, compared to 2008.  Average savings deposits made up 7.4% of total average deposits during 2009, down from 12.6% in the previous year.  During 2009, the average balance of NOW and MMDA account deposits significantly increased from 19.3% to 34.8% of average total deposits.  Non-interest bearing demand deposits increased by $1.3 million, or 14.6%, as the Bank continued to increase its volume of activity with commercial customers.  Table 13 shows the maturity of time deposits over and under $100,000 at December 31, 2009.

TABLE 13. MATURITIES OF TIME DEPOSITS
At December 31, 2009
($ in thousands)	Less than $100,000	More than $100,000	Total
			Amount	Percentage
Three months or less	$ 20,137	$ 11,094	$ 31,231	31.3%
Over three months through six months	11,956	4,244	16,200	16.3%
Over six months through twelve months	18,434	8,414	26,848	27.0%
Over twelve months	17,612	7,698	25,310	25.4%
Total	$ 68,139	$ 31,450	$ 99,589	100.0%

2009 Annual Report                                                                                                                                                                                                                            Page 17

GS Financial Corp. and Subsidiary
Management’s Discussion and Analysis of Financial Condition and Results of Operations

BORROWINGS
The Bank is a member of the Federal Home Loan Bank of Dallas (“FHLB”).  This membership provides access to a variety of Federal Home Loan Bank advance products as an alternative source of funds.  FHLB advances decreased during the year by $11.5 million, or 22.1%, from $52.0 million at December 31, 2008 to $40.5 million at December 31, 2009. The decrease was due to the non-renewal of maturing borrowings in 2009 which was possible due to the significant increase in the level of deposits. Average advances outstanding during 2009 were $45.4 million, compared with $43.0 million for 2008.  The average rate paid on FHLB advances during 2009 was 3.97%, compared to 4.11% in 2008.  The Company’s utilization of borrowings continues to be within the parameters determined by management to be prudent in terms of liquidity and interest rate sensitivity. In addition, the Company has significant remaining borrowing capacity should borrowing needs arise.  Table 14 shows certain information regarding our FHLB advances and other borrowings at or for the dates indicated.

TABLE 14. SUMMARY OF ADVANCES
	At or For the Year Ended December 31,
($ in thousands)	2009	2008	2007
FHLB advances and other borrowings:
Average balance outstanding	45,408	43,049	17,564
Maximum amount outstanding at any month-end during the period	51,896	52,926	26,986
Balance outstanding at end of period	40,512	52,002	26,986
Average interest rate during the period	3.97%	4.11%	5.47%
Weighted average interest rate at end of period	4.10%	3.75%	5.07%

In January 2010, the Company modified the terms of $24.6 million of its outstanding advances with the Federal Home Loan Bank in order to lower the average interest rate paid and extend the duration of those borrowings. This transaction required that a prepayment penalty be paid to the FHLB in the amount of $995,000 which will be amortized to interest expense using the interest method over the term of the modified advances. After the modification was executed, the weighted average interest rate of the modified advances decreased by 198 basis points from 4.17% to 2.19%, and the effective duration was extended from approximately one year to three years. The effective interest rate of these modified advances including the amortization of the prepayment penalty is 3.63%.

STOCKHOLDERS’ EQUITY AND CAPITAL ADEQUACY
At December 31, 2009, stockholders’ equity totaled $28.0 million, compared to $27.6 million at the end of 2008.  The major factors in the $463,000 increase during 2009 were the earnings of $886,000 and an increase in the accumulated other comprehensive gain of $459,000, partially offset by aggregate cash dividends paid of approximately $510,000 and the purchase of $387,000 in treasury stock.  The dividend payout ratio for 2008 was not meaningful as the Company recorded a net loss for the year compared to a dividend payout ratio of 57.6% of net income in 2009.

Since 1998, the Company has repurchased shares of its common stock when shares have been available at prices and amounts deemed prudent by management.  The Company announced a stock repurchase program in October 2008 of up to 64,250 shares, or approximately 5.0%, of GS Financial Corp.’s outstanding common stock through open market or privately negotiated transactions.  At December 31, 2008, no shares had been repurchased under the newly announced program. During 2009, approximately 28,000 shares were repurchased at an average price of $13.87. Table 15 summarizes the Company’s repurchases of the shares of its common stock for the years indicated.  All of the purchases were open market transactions and most were at a discount to book value.

2009 Annual Report                                                                                                                                                                                                                            Page 18

GS Financial Corp. and Subsidiary
Management’s Discussion and Analysis of Financial Condition and Results of Operations

TABLE 15. SUMMARY OF STOCK REPURCHASES
			Average Price
Year Ended December 31,	Shares	Cost ($000)	Per Share
2005 and prior	2,154,469	$32,193	$14.94
2006	17,763	300	16.87
2007	10,468	188	18.00
2008	-	-	-
2009	27,862	387	13.87
Total Stock Repurchases	2,210,562	$33,068	$14.96

The ratios in Table 16 indicate that the Bank was well capitalized at December 31, 2009.  During 2009 and 2008, the Bank has reduced its overcapitalized position as it has increased its holdings of loans. Risk-based capital ratios declined in 2009 as there was a $22.6 million increase in risk-weighted assets, attributable primarily to growth in the loan portfolio.  The regulatory capital ratios of Guaranty Savings Bank exceed the minimum required ratios, and the Bank has been categorized as “well-capitalized” in the most recent notice received from its primary regulatory agency.

TABLE 16. CAPITAL AND RISK BASED CAPITAL RATIOS
	At December 31,
($ in thousands)	2009	2008	2007
Tier 1 regulatory capital	$ 26,510	$ 25,611	$ 27,107
Tier 2 regulatory capital	1,613	1,772	1,260
Total regulatory capital	$ 28,123	$ 27,383	$ 28,367
Adjusted total assets	$ 270,920	$ 221,614	$ 184,660
Risk-weighted assets	$ 164,373	$ 141,772	$ 104,027
Ratios
Tier 1 capital ratio	9.79%	11.56%	14.68%
Tier 1 risk-based capital ratio	16.13%	18.06%	26.06%
Total regulatory capital to risk-weighted assets	17.11%	19.31%	27.27%

LIQUIDITY AND CAPITAL RESOURCES
The objective of liquidity management is to ensure that funds are available to meet the cash flow requirements of depositors and borrowers, while at the same time meeting the operating, capital, and strategic cash flow needs of the Company and the Bank, in the most cost-effective manner possible.  The Company develops its liquidity management strategies and measures and monitors liquidity risk as part of its overall asset/liability management process by making use of quantitative modeling tools to project cash flows under a variety of possible scenarios.

On the liability side, liquidity management focuses on growing the base of more stable core deposits at competitive rates, while at the same time ensuring access to economical wholesale funding sources.  The sections above on deposits and borrowings discuss changes in these liability-funding sources in 2009.

Liquidity management on the asset side primarily addresses the composition and maturity structure of the loan and investment securities portfolios and their impact on the Company’s ability to generate cash flows from scheduled payments, contractual maturities and prepayments, their use as collateral for borrowings, and possible outright sales on the secondary market.  Tables 3 and 10 above present the contractual maturities of the loan portfolio and the Company’s investment in securities.

Table 17 illustrates some of the factors that the Company uses to measure liquidity.  Cash and cash equivalents increased by $16.5 million in 2009 compared to 2008. The significant increase in deposits during 2009, which was accomplished primarily through the continued efforts to attract commercial and personal transaction accounts, was more than sufficient to meet the funding requirements of loan originations. Furthermore, the increase in deposit accounts provided the Company with the opportunity for non-renewal of approximately $11.0 million in maturing advances. The overall ratio of total loans to total deposits decreased from 114.87% at December 31, 2008 to 93.03% at December 31, 2009.

2009 Annual Report                                                                                                                                                                                                                            Page 19

GS Financial Corp. and Subsidiary
Management’s Discussion and Analysis of Financial Condition and Results of Operations

The Company’s investment allocation decisions and loan and deposit pricing strategies reflect its assessment of current and future economic conditions.

TABLE 17. KEY LIQUIDITY INDICATORS
	At December 31,
($ in thousands)	2009	2008	2007
Cash and cash equivalents	$ 19,735	$ 3,205	$ 9,462
Total loans	187,456	160,956	121,850
Total deposits	201,493	140,115	129,510
Deposits $100,000 and over	99,182	54,620	35,586
Ratios
Total loans to total deposits	93.03%	114.87%	94.09%
Deposits $100,000 and over to total deposits	49.22%	38.98%	27.48%

ASSET/LIABILITY MANAGEMENT
The objective of the Company’s asset/liability management is to implement strategies for the funding and deployment of its financial resources that are expected to maximize profitability over time at acceptable levels of risk.

Interest rate sensitivity measures the potential impact of changing rate environments on both net interest income and cash flows.  The Bank monitors its interest rate sensitivity on a quarterly basis by reviewing net interest income simulations, monitoring the economic value of equity, reviewing interest rate risk management models, and reviewing net portfolio value (“NPV”) models.

At least quarterly, the Bank utilizes the services of a third party vendor to produce an interest rate risk management model. The interest rate risk management model quantifies the risks to the Bank from a variety of sources, including repricing risk, basis risk, prepayment risk, and production risks. The actual risks measured are dependent upon the assumptions made by management prior to processing the model. From this information forecasted balance sheets, income statements, and yield calculations are produced. Additionally, an estimate of the economic value at risk (“EVE”) for each balance sheet item and earnings at risk (“EAR”) for each income statement is produced based on the current balances and yields using standardized discount rates.

The EVE measures the Bank’s exposure to equity shifts due to changes in a forecast interest rate environment. EVE is normally expressed as a percentage change from the “Base Case” value, or as a percentage of the economic value of the assets. EAR measures the Bank’s exposure to net interest income due to changes in a forecast rate environment. This change is the result of repricing of assets and liabilities, embedded caps and floors, and changes in the cash flow due to call options and prepayment. EAR is normally expressed as a percentage change from the “Base Case”.

Table 18 includes a summary of the changes in the major components of the balance sheet at December 31, 2009 and the projected net interest income for 2010, based on a non-parallel shift in interest rates up and down 300 basis points, using increments of 100 basis points. As illustrated in the table below, both EVE and EAR are currently more sensitive to and may be more negatively impacted by rising rates than falling rates.

2009 Annual Report                                                                                                                                                                                                                            Page 20

GS Financial Corp. and Subsidiary
Management’s Discussion and Analysis of Financial Condition and Results of Operations

TABLE 18. ECONOMIC VALUE AT RISK AND EARNINGS AT RISK
	Change (Basis Point) in Interest Rates
($ in thousands)	Down 300	Down 200	Down 100	Base Case	Up 100	Up 200	Up 300
	At December 31, 2009
Total assets	$ 272,627	$ 270,772	$ 268,752	$ 265,878	$ 261,146	$ 256,223	$ 251,159
Total liabilities	250,364	248,377	246,358	244,278	241,456	239,347	237,314
Economic value of equity	22,263	22,395	22,394	21,600	19,690	16,876	13,845
EVE at risk	3.07%	3.68%	3.68%	n/a	(8.84)%	(21.87)%	(35.90)%
	For the Year Ended December 31, 2010
Interest income	$ 13,994	$ 14,290	$ 14,604	$ 14,923	$ 15,225	$ 15,512	$ 15,816
Interest expense	4,061	4,157	4,423	4,806	5,132	5,515	5,904
Net interest income	9,934	10,133	10,180	10,118	10,093	9,998	9,912
Earnings at risk	(1.82)%	0.15%	0.62%	n/a	(0.24)%	(1.19)%	(2.04)%

The NPV is the difference between the market value of the Bank’s assets and the market value of the Bank’s liabilities and off balance sheet commitments.  At least quarterly, the Board reviews a standard thrift industry model prepared by the Office of Thrift Supervision (“OTS”) from the Bank’s quarterly Consolidated Maturity and Rate Report.

Table 19 below presents an analysis of the Bank’s interest rate risk as measured by the OTS which reflects changes in the NPV for instantaneous and sustained parallel shifts in the yield curve, in certain 50 and 100 basis point increments, up and down 300 basis points in accordance with OTS regulations.  Due to the low level of interest rates in recent periods, the only downward shocks capable of being applied are 50 and 100 basis points at December 31, 2009 and December 31, 2008.  As illustrated in the table below, NPV is currently more sensitive to, and may be more negatively impacted by, rising rates than falling rates.

TABLE 19. NET PORTFOLIO VALUE
	At December 31,
($ in thousands)	2009			2008
Change (Basis Point) in Interest Rates	$ Value	$ Change	% Change	$ Value	$ Change	% Change
300	$ 23,475	$ (11,455)	(33)%	$ 19,357	$ (9,756)	(34)%
200	27,826	(7,104)	(20)%	23,237	(5,876)	(20)%
100	31,857	(3,074)	(9)%	26,610	(2,503)	(9)%
50	33,572	(1,358)	(4)%	27,564	(1,549)	(5)%
0	34,930	-	-	29,113	-	-
-50	36,397	1,467	4%	29,625	512	2%
-100	37,961	3,030	9%	30,756	1,643	6%

IMPACT OF INFLATION AND CHANGING PRICES
The majority of assets and liabilities of a financial institution are monetary in nature.  Management believes the most significant potential impact of inflationary or deflationary economic cycles on the Company’s financial results is its ability to react to changes in interest rates.  Interest rates do not necessarily move in the same direction, or at the same magnitude, as the prices of goods and services.  As discussed above, the Company employs asset/liability management strategies in its attempt to minimize the effects of economic cycles on its net interest income.

Inflation and changing prices also have an impact on the growth of total assets in the banking industry and the resulting need to increase capital at higher than normal rates in order to maintain an appropriate equity to assets ratio.  Changing prices will also affect trends in non-interest operating expenses and non-interest income.

2009 Annual Report                                                                                                                                                                                                                            Page 21

GS Financial Corp. and Subsidiary
Management’s Discussion and Analysis of Financial Condition and Results of Operations

COMPARISON OF RESULTS OF OPERATIONS FOR THE YEARS ENDED
DECEMBER 31, 2009 AND 2008
The Company reported net income of $886,000 for 2009 compared with a net loss of $6,000 in 2008. Earnings per share for 2008 were not meaningful compared to $0.70 per share diluted during 2009. The earnings in 2009 are largely attributable to an increase in net interest income and the gains recognized on the sales of mortgage loans in the secondary market.  Earnings in 2009 were negatively impacted by the recording of $500,000 in additional loan loss provisions, a significant increase in the cost of deposit insurance, and the recognition of approximately $431,000 in non-cash impairment charges on other real estate owned. The loss in 2008 was primarily due to the recognition of a $1.3 million non-cash impairment charge against the Company’s investment in two mutual funds held as available-for-sale.

NET INTEREST INCOME
The Company’s net interest income increased $1.4 million, or 21.0%, in 2009 compared to 2008.  The increase in net interest income was primarily due to a significant increase in the average balance of loans and a decrease in the overall cost of interest-bearing deposits which were partially offset by a decrease in the yield on investments, including overnight funds, and an increase in the average balance of interest-bearing deposits. The net interest margin for the year ended December 31, 2009 was 3.26%, down 11 basis points from 3.43% for the prior year. The decrease in the net interest margin from 2008 to 2009 was attributable to a 67 basis point decrease in the average yield on interest-earnings assets that was substantially offset by a 61 basis point decrease in the average cost of interest-bearing liabilities.

During 2009, loans constituted 72.2% of average interest-earning assets, which is a slight decrease from 73.0% in 2008. The Company’s holdings in U.S. Treasury and agency securities decreased in 2009 to 3.7% of average interest-earning assets from 7.8% in 2008.  Mortgage-backed securities and collateralized mortgage obligations made up 14.7% of average interest-earning assets during 2009, down slightly from 15.0% in 2008. The Company began investing in municipal securities during 2009 in order to take advantage of their tax-preferred status. Municipal securities represented only 0.7% of average interest-earnings assets in 2009. Mutual fund investments, consisting primarily of investments in funds secured by short-term mortgage instruments, were 1.2% of average interest-earning assets in 2009, down from 2.5% in 2008.  A substantial portion of the Company’s mutual fund investments have been liquidated during the past three years to diversify the investment portfolio and to fund loan growth.

The Company’s funding mix significantly improved during 2009, which had a strong positive impact on the net interest margin.  The percentage of average interest-earning assets funded by higher-cost sources of funds, such as certificates of deposit, was 43.8% in 2009 compared to 49.1% in 2008.  This is expected to further improve in 2010 as the Bank continues to emphasize attracting lower-cost transaction accounts.  During 2009, lower-cost transaction accounts totaled 29.2% of average interest-earning assets compared to 15.4% for 2008.  The improved deposit funding mix has continued to decrease the cost of funds, as the average cost of interest-bearing deposits has decreased by 61 basis points from 2007 to 2008 and by 68 basis points from 2008 to 2009. The total average cost of interest-bearing liabilities decreased by 61 basis points in 2009 compared to 2008, following a 58 basis point decrease in 2008 compared to 2007.  The decrease in the cost of funds was reflective of the change in market rates which steadily decreased throughout 2009.

Table 20 below sets forth, for the periods indicated, information regarding (i) the total dollar amount of interest income from interest-earning assets and the resulting average yields; (ii) the total dollar amount of interest expense on interest-bearing liabilities and the resulting average rate; (iii) net interest income; (iv) interest rate spread; and (v) net interest margin.  Information is based on average daily balances during the indicated periods.

2009 Annual Report                                                                                                                                                                                                                            Page 22

GS Financial Corp. and Subsidiary
Management’s Discussion and Analysis of Financial Condition and Results of Operations

TABLE 20. SUMMARY OF AVERAGE BALANCES, NET INTEREST INCOME AND INTEREST RATES
Year Ended December 31,	2009			2008			2007
($ in thousands)	Average Balance	Interest	Average Yield/ Cost	Average Balance	Interest	Average Yield/ Cost	Average Balance	Interest	Average Yield/ Cost
ASSETS
INTEREST-EARNING ASSETS
Loans¹	$ 178,780	$ 11,804	6.60%	$ 141,892	$ 9,579	6.75%	$ 107,785	$ 8,043	7.46%
U.S. Treasury and Agency securities	9,118	388	4.26%	15,110	887	5.87%	22,103	1,301	5.89%
Mortgage-backed securities	30,402	1,369	4.50%	16,416	884	5.38%	5,704	299	5.24%
Collateralized mortgage obligations	5,939	353	5.94%	12,689	692	5.45%	15,794	875	5.54%
Municipal securities²	1,850	70	3.78%	-	-	-	-	-	-
Mutual funds	2,863	118	4.12%	4,898	224	4.57%	6,851	355	5.18%
Total investment in securities	50,172	2,298	4.58%	49,113	2,687	5.47%	50,452	2,830	5.61%
FHLB stock	2,350	6	0.26%	1,931	44	2.28%	1,008	53	5.26%
Federal funds sold and interest-bearing deposits in other banks	16,231	51	0.31%	1,520	116	7.63%	6,410	322	5.02%
Total interest-earning assets	247,533	14,159	5.72%	194,456	12,426	6.39%	165,655	11,248	6.79%
NONINTEREST-EARNING ASSETS
Other assets	15,254			16,660			10,523
Allowance for loan losses	(2,680)			(3,115)			(3,580)
Total assets	$ 260,107			$ 208,001			$ 172,598

LIABILITIES AND STOCKHOLDERS' EQUITY
INTEREST-BEARING LIABILITIES
NOW and MMDA account deposits	$ 63,874	$ 1,327	2.08%	$ 26,134	$ 633	2.42%	$ 21,576	$ 722	3.35%
Savings deposits	13,693	68	0.50%	17,074	130	0.76%	20,511	247	1.20%
Time deposits	95,830	2,887	3.01%	83,167	3,218	3.87%	79,911	3,617	4.53%
Total interest-bearing deposits	173,397	4,282	2.47%	126,375	3,981	3.15%	121,998	4,586	3.76%
Borrowings	45,408	1,802	3.97%	43,049	1,770	4.11%	17,564	961	5.47%
Total interest-bearing liabilities	218,805	6,084	2.78%	169,424	5,751	3.39%	139,562	5,547	3.97%
NONINTEREST-BEARING LIABILITIES AND STOCKHOLDERS' EQUITY
Demand deposits	10,213			8,915			4,380
Other liabilities	2,757			1,845			1,230
Stockholders' equity	28,332			27,817			27,426
Total liabilities and stockholders' equity	$ 260,107			$ 208,001			$ 172,598
Net interest income and margin³		$ 8,075	3.26%		$ 6,675	3.43%		$ 5,701	3.44%
Net interest-earning assets and spread	$ 28,728		2.94%	$ 25,032		3.00%	$ 26,093		2.82%
Cost of funding interest-earning assets			2.46%			2.96%			3.35%

1	Includes non-accrual loans during the respective periods. Calculated net of deferred fees and discounts, loans in process and allowance for loan losses.
2	Municipal securities for the 2009 period include $5.5 million tax-exempt municipal bonds. The tax-exempt income from such securities has not been calculated on a tax equivalent basis.
3	Net interest margin equals net interest income divided by average interest-earning assets.

2009 Annual Report                                                                                                                                                                                                                            Page 23

GS Financial Corp. and Subsidiary
Management’s Discussion and Analysis of Financial Condition and Results of Operations

Table 21 below sets forth the effects of changing rates and volumes on net interest income of the Company.  Information is provided with respect to (i) effects on interest income attributable to changes in volume (changes in volume multiplied by prior rate) and (ii) effects on interest income attributable to changes in rate (changes in rate multiplied by prior volume).  The change in interest due to both volume and rate has been allocated proportionately between volume and rate based on the absolute dollar amount of the change in each.

TABLE 21. SUMMARY OF CHANGES IN NET INTEREST INCOME
	2009 Compared to 2008			2008 Compared to 2007
	Due to Change in		Total Increase	Due to Change in		Total Increase
($ in thousands)	Volume	Rate	(Decrease)	Volume	Rate	(Decrease)
INTEREST INCOME
Loans	$ 2,490	$ (265)	$ 2,225	$ 2,545	$ (1,009)	$ 1,536
U.S. Treasury and Agency securities	(352)	(147)	(499)	(412)	(2)	(414)
Mortgage-backed securities	753	(268)	485	562	23	585
Collateralized mortgage obligations	(368)	29	(339)	(172)	(11)	(183)
Municipal Securities	70	-	70	-	-	-
Mutual funds	(93)	(13)	(106)	(101)	(30)	(131)
Total investment in securities	10	(399)	(389)	(123)	(20)	(143)
FHLB stock	10	(48)	(38)	49	(58)	(9)
Federal funds sold andinterest-bearing deposits in other banks	1,123	(1,188)	(65)	(246)	40	(206)
Total interest income	3,633	(1,900)	1,733	2,225	(1,047)	1,178

INTEREST EXPENSE
NOW and MMDA account deposits	914	(220)	694	153	(242)	(89)
Savings deposits	(26)	(36)	(62)	(41)	(76)	(117)
Time deposits	490	(821)	(331)	147	(546)	(399)
Total interest-bearing deposits	1,378	(1,077)	301	259	(864)	(605)
Borrowings	97	(65)	32	1,394	(585)	809
Total interest expense	1,475	(1,142)	333	1,653	(1,449)	204
Change in net interest income	$ 2,158	$ (758)	$ 1,400	$ 572	$ 402	$ 974

PROVISION FOR LOAN LOSSES
The Company recorded a total of $500,000 in additional loan loss provisions during 2009 based on the Company’s assessment of its credit risk while considering the overall increase in the level of loan delinquencies and adversely classified loans. Total classified and criticized assets increased from $6.7 million at December 31, 2008 to $8.8 million at December 31, 2009.  There was no addition to the allowance for loan losses in 2008. As of December 31, 2009, the Company’s allowance for losses was $2.4 million or 57.2% of non-performing loans compared to $2.7 million or 135.2% of non-performing loans at December 31, 2008. The Bank’s asset quality committee will continue to meet on a frequent basis in order to address all potentially impaired loans and will adjust the allowance for loan losses accordingly based on the information available at the time.

For a more detailed discussion of the changes in the allowance for loan losses, non-performing assets, and general credit quality, see the earlier section on “Loans and Allowance for Loan Losses”.  The future level of the allowance and provisions for loan losses will reflect management’s ongoing evaluation of credit risk, based on established internal policies and practices.

NON-INTEREST INCOME
Total non-interest income increased $2.3 million from a loss of $994,000 in 2008 to income of $1.3 million in 2009. The significant increase in non-interest income was due to strong sales of residential loans in the secondary market during 2009 recognition in the prior year of a non-cash impairment charge of $1.3 million related to the Company’s investment in mutual funds that hold mortgage-backed securities. Total gains on sales of mortgage loans increased from $277,000 in 2008 to $1.0 million in 2009 largely due to favorable mortgage loan interest rates. As a result of the increased activity, the Bank has expanded its mortgage lending operations by hiring additional mortgage originators.

2009 Annual Report                                                                                                                                                                                                                            Page 24

GS Financial Corp. and Subsidiary
Management’s Discussion and Analysis of Financial Condition and Results of Operations

The favorable mortgage loan interest rates have also increased the level of repayment activity on loans serviced by the Bank for other investors including Fannie Mae and Freddie Mac. As a result, mortgage servicing fees, net of related costs and amortization, decreased by $30,000 when comparing 2009 to 2008.

As previously discussed in “Investment in Securities,” the Company recorded an other-than-temporary impairment charge of $1.3 million on its investment in mutual funds in 2008. There was no impairment charge recognized on these mutual funds during 2009. In addition, the Company redeemed for cash a total of $1.0 million and $1.1 million in these funds for the years ended December 31, 2009 and December 31, 2008, respectively, and realized losses of $14,000 and $77,000.

The Company sold vacant land located in Metairie, Louisiana, from its holdings of premises and equipment, during the second quarter of 2009 for net proceeds of approximately $191,000. As a result, the Company recorded a $134,000 gain on the sale of this land during 2009.

Service charges on deposit accounts were $64,000 for 2009, up $30,000, or 88.2%, from $34,000 for 2008. The Company continues to develop new deposit products and pricing strategies to increase transaction accounts and the related fee income.  The major categories of non-interest income for the last two years are presented in Table 22.

TABLE 22. NON-INTEREST INCOME
($ in thousands)	2009	2008
Service charges on deposit accounts	$64	$34
ATM fees	23	16
Early closing penalties	12	7
Income from real estate held for investment	56	56
Gain on sales of mortgage loans	1,034	277
Gain on sales and income from foreclosed assets	35	4
Gain on sales of premises & equipment	134	17
Mortgage servicing fees, net	(43)	(13)
Miscellaneous	11	(37)
Total noninterest income before securities transactions	$1,326	$361
Net gain/(loss) on securities transactions	4	(1,355)
Total noninterest income (loss)	$1,330	$(994)

NON-INTEREST EXPENSE
Table 23 shows the major components of non-interest expense for each of the last two years.  Non-interest expense increased $1.9 million, or 32.7%, in 2009 after a $264,000, or 4.9%, increase in 2008.

2009 Annual Report                                                                                                                                                                                                                            Page 25

GS Financial Corp. and Subsidiary
Management’s Discussion and Analysis of Financial Condition and Results of Operations

TABLE 23. NON-INTEREST EXPENSE
($ in thousands)	2009	2008
Employee compensation and benefits	$ 3,855	$ 3,365
Net occupancy expense	878	792
Ad Valorem taxes	187	191
Data processing costs	394	340
Advertising	90	51
ATM expense	52	37
Professional fees	566	259
Deposit insurance and supervisory fees	400	151
Printing and office supplies	136	102
Telephone and security expense	120	84
Loss on write-down of other real estate	436	-
Other real estate owned expense	70	-
Other operating expenses	345	301
Total non-interest expense	$ 7,529	$ 5,673
Efficiency Ratio	80.06%	99.86%

Total personnel costs, which represent the largest component of non-interest expense, increased $490,000, or 14.6%, in 2009 compared to 2008. The increase in personnel costs during 2009 was primarily due to an increase in commissions paid to mortgage loan originators in response to the increase in mortgage loan origination activity.

Occupancy expenses, net, increased $86,000, or 10.9%, from 2008 to 2009, primarily due to the leasing costs associated with the opening of a new branch location in 2009.

Professional fees were $566,000 for 2009, which represents an increase of $307,000 from $259,000 for 2008. The increase in professional fees was primarily due to the legal costs associated with agreements the Company entered into with certain stockholders. In addition, the Bank increased its utilization of the services of attorneys to assist with loan collection activity and various consultants to provide assessments of its internal processes and procedures.

Deposit insurance and supervisory fees increased by $249,000, or 164.9%, to $400,000 for the year ended December 31, 2009 from $151,000 for the year ended December 31, 2008. The increase in deposit insurance premiums was largely due to the special assessment levied by the FDIC on May 22, 2009, which was equal to 5 basis points of the Company’s total assets at June 30, 2009 less Tier 1 capital, that was paid during the third quarter of 2009, as well as an increase in the regular assessment amount due to the increased level of deposits. The Company prepaid the estimated amount of its deposit insurance premiums for the next three years on December 31, 2009. This payment, which was required by FDIC regulation, totaled $1.3 million and was included in other assets as of December 31, 2009.  The prepaid balance will be reduced by the actual expense for our quarterly assessments, until the balance is exhausted. Depending on how our actual assessments compare to the estimated assessments, the prepaid balance may be exhausted earlier than or later than the planned three year time period.

As previously discussed, the Company recorded a non-cash impairment charge of approximately $436,000 on other real estate during 2009. There was no impairment charge recorded on other real estate during 2008. See the section above on non-performing assets for additional information regarding this impairment charge.

2009 Annual Report                                                                                                                                                                                                                            Page 26

GS Financial Corp. and Subsidiary
Management’s Discussion and Analysis of Financial Condition and Results of Operations

INCOME TAXES
Income tax expense was $490,000 in 2009 compared to $14,000 in 2008.  The Company’s effective tax rate in 2008 was negatively impacted by the losses relating to the write-down of securities as an other-than-temporary impairment, which is classified as a capital loss for tax purposes. In 2009, the Company’s effective tax rate approximated the 34% statutory rate. As there was and remains uncertainty whether the Company can generate sufficient capital gains to offset the impairment losses recorded on the investments in mutual funds, a valuation allowance against the Bank’s deferred tax asset has been established.  See Note I to the financial statements included elsewhere herein for additional information on the Company’s effective tax rates and the composition of changes in income tax expense for all periods.

CONTRACTUAL OBLIGATIONS
The following table summarizes payments due from the Company under specified long-term and certain other contractual obligations as of December 31, 2009.  The Company leases two banking locations from third parties and it leases a temporary facility, including both a trailer and banking equipment, placed on Company-owned property.  One lease for a new banking location was executed in 2009 in order to allow the Bank to expand its existing branch network to a new market and will not expire until 2014. The lease on an existing banking location expired in 2008 and has been renewed on consecutive terms of six months. The lease of the temporary facility and the related banking equipment expired in 2008 and has been renewed on a month-to-month basis.  The Bank entered into a construction agreement for $812,000 in November 2009 for the development of a permanent branch structure on the site currently occupied by the leased temporary facility. The construction of the permanent facility is expected to be completed in 2010. Obligations under deposit contracts are not included.  The scheduled maturities of time deposits are reflected in table 13 above in the section on “Deposits”.

TABLE 24. CONTRACTUAL OBLIGATIONS
($ in thousands)	Payments Due By Period From December 31, 2009
		Less Than			More Than
	Total	1 Year	1 to 3 Years	3 to 5 Years	5 Years
Federal Home Loan Bank advances	$ 40,512	$ 15,958	$ 21,063	$ 3,491	$ -
Operating leases on banking facilities	267	67	120	80	-
Purchase obligation on banking facility	812	812	-	-	-
Total obligations	$ 41,591	$ 16,837	$ 21,183	$ 3,571	$ -

In January 2010, the Company modified the terms of $24.6 million of its outstanding advances with the Federal Home Loan Bank of Dallas. For a more detailed discussion on the modification of the FHLB advances, refer to the earlier section on Borrowings. After the modification was executed, the amount of payments due on FHLB advances was as follows: $4.5 million in less than one year, $24.0 million in one to three years, and $12.0 million in three to five years.

OFF-BALANCE SHEET OBLIGATIONS
The Company is a party to financial instruments with off-balance sheet risk in the normal course of business in order to meet the financing needs of its customers.  These financial instruments include mortgage and construction loan commitments, letters of credit and commercial lines of credit.  Those instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the balance sheet.  The Company’s exposure to credit loss in the event of non-performance by the other party to the financial instrument is represented by the contractual notional amount of those instruments.  The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.

2009 Annual Report                                                                                                                                                                                                                            Page 27

GS Financial Corp. and Subsidiary
Management’s Discussion and Analysis of Financial Condition and Results of Operations

The Company’s contingent liabilities and commitments as of December 31, 2009 are as follows:

TABLE 25. OFF-BALANCE SHEET OBLIGATIONS
($ in thousands)	Commitments Due By Period From December 31, 2009
		Less Than			More Than
	Total	1 Year	1 to 3 Years	3 to 5 Years	5 Years

Mortgage loan commitments	$ 5,269	$5,269	$ -	$ -	$ -
Construction loan commitments	4,107	4,107	-	-	-
Unused portions of lines of credit	10,092	10,092	-	-	-
Letters of credit	269	269	-	-	-
Commercial loan commitments	200	200	-	-	-
Consumer loan commitments	-	-	-	-	-
Total Obligations	$19,937	$19,937	$ -	$ -	$ -

2009 Annual Report                                                                                                                                                                                                                            Page 28

Management’s Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f).  The Company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements.

Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements prepared for external purposes in accordance with generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in Internal Control — Integrated Framework, management concluded that our internal control over financial reporting was effective as of December 31, 2009.

This Annual Report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management’s report in this Annual Report.

2009 Annual Report                                                                                                                                                                                                                            Page 29

To the Board of Directors
GS Financial Corp. and Subsidiary
Metairie, Louisiana

Report of Independent Registered Public Accounting Firm

We have audited the accompanying consolidated balance sheets of GS FINANCIAL CORP. and its wholly-owned subsidiary, Guaranty Savings Bank, as of December 31, 2009 and 2008, and the related consolidated statements of income (loss), comprehensive income (loss), changes in stockholders’ equity, and cash flows for each of the two years in the period ended December 31, 2009.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of GS FINANCIAL CORP. and its wholly-owned subsidiary, Guaranty Savings Bank, as of December 31, 2009 and 2008, and the consolidated results of their operations and their cash flows for each of the two years in the period ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

We were not engaged to examine management’s assessment of the effectiveness of GS Financial Corp. and Subsidiary’s internal control over financial reporting as of December 31, 2009, included in the Company’s 10-K filing with the Securities and Exchange Commission. Accordingly, we do not express an opinion thereon.

 A Professional Accounting Corporation

Metairie, Louisiana
March 15, 2010

2009 Annual Report                                                                                                                                                                                                                            Page 30

GS FINANCIAL CORP. AND SUBSIDIARY
CONSOLIDATED BALANCE SHEETS

	December 31,
	2009	2008
ASSETS	(In Thousands)
Cash and Cash Equivalents
Cash and Amounts Due from Depository Institutions	$ 7,158	$ 2,313
Interest-Bearing Deposits in Other Banks	9,293	569
Federal Funds Sold	3,284	323
Total Cash and Cash Equivalents	19,735	3,205

Securities Available-for-Sale, at Fair Value	50,455	47,617
Loans, Net of Allowance for Loan Losses of $2,380 and
$2,719, Respectively	185,500	158,523
Accrued Interest Receivable	1,518	1,612
Other Real Estate	2,489	461
Premises and Equipment, Net	5,934	5,756
Stock in Federal Home Loan Bank, at Cost	2,354	2,300
Real Estate Held-for-Investment, Net	427	436
Other Assets	3,192	1,960

Total Assets	$ 271,604	$ 221,870

LIABILITIES
Deposits
Noninterest-Bearing	$ 14,812	$ 7,970
Interest-Bearing	186,681	132,145
Total Deposits	201,493	140,115

Advance Payments by Borrowers for Taxes and Insurance	249	167
FHLB Advances	40,512	52,002
Other Liabilities	1,329	2,028

Total Liabilities	243,583	194,312

STOCKHOLDERS' EQUITY
Preferred Stock - $.01 Par Value; 5,000,000 Shares Authorized,
None Issued	-	-
Common Stock - $.01 Par Value; 20,000,000 Shares Authorized
3,438,500 Shares Issued; 1,257,938 Shares Outstanding
in 2009 and 1,285,800 Shares Outstanding in 2008	34	34
Additional Paid-In Capital	34,550	34,546
Unearned RRP Trust Stock	(132)	(143)
Treasury Stock (2,180,562 Shares in 2009, and
2,152,700 Shares in 2008) at Cost	(32,449)	(32,062)
Retained Earnings	25,780	25,404
Accumulated Other Comprehensive Income (Loss)	238	(221)

Total Stockholders' Equity	28,021	27,558

Total Liabilities and Stockholders' Equity	$ 271,604	$ 221,870

The accompanying notes are an integral part of these financial statements.

2009 Annual Report                                                                                                                                                                                                                            Page 31

GS FINANCIAL CORP. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF INCOME (LOSS)

	For the Years Ended
	December 31,
	2009	2008
	(In Thousands, Except Per Share Data)
INTEREST AND DIVIDED INCOME
Loans, Including Fees	$ 11,804	$ 9,579
Investment Securities	2,298	2,687
Other Interest Income	57	160

Total Interest Income	14,159	12,426

INTEREST EXPENSE
Deposits	4,282	3,981
Advances from Federal Home Loan Bank	1,802	1,770

Total Interest Expense	6,084	5,751

NET INTEREST INCOME	8,075	6,675

PROVISION FOR LOAN LOSSES	500	-

NET INTEREST INCOME AFTER PROVISION
FOR LOAN LOSSES	7,575	6,675

NON-INTEREST INCOME (LOSS)
Loss on Write-Down of Investments	-	(1,281)
Gain (Loss) on Sale of Investments	4	(74)
Gain on Sale of Loans	1,034	277
Customer Service Fees	99	57
Other Income	193	27

Total Non-Interest Income (Loss)	1,330	(994)

NON-INTEREST EXPENSE
Salaries and Employee Benefits	3,855	3,365
Occupancy Expense	878	792
Ad Valorem Taxes	187	191
Other Expenses	2,609	1,325

Total Non-Interest Expense	7,529	5,673

INCOME BEFORE INCOME TAX EXPENSE	1,376	8

INCOME TAX EXPENSE	490	14

NET INCOME (LOSS)	$ 886	$ (6)
EARNINGS (LOSS) PER SHARE - BASIC	$ 0.70	n/m
EARNINGS (LOSS) PER SHARE - DILUTED	$ 0.70	n/m

The accompanying notes are an integral part of these financial statements.

2009 Annual Report                                                                                                                                                                                                                            Page 32

GS FINANCIAL CORP. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	For the Years Ended
	December 31,
	2009	2008
	(In Thousands)

NET INCOME (LOSS)	$ 886	$ (6)

OTHER COMPREHENSIVE INCOME (LOSS),
NET OF TAX
Unrealized Holding Gains
Arising During the Period	456	788
Reclassification Adjustment for Gains (Losses)
Included in Net Income	3	(894)

Total Other Comprehensive Income (Loss)	459	(106)

COMPREHENSIVE INCOME (LOSS)	$ 1,345	$ (112)

The accompanying notes are an integral part of these financial statements.

2009 Annual Report                                                                                                                                                                                                                             Page 33

GS FINANCIAL CORP. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
For the Years Ended December 31, 2009 and 2008

						Accumulated
		Additional		Unearned		Other	Total
	Common	Paid-In	Treasury	RRP Trust	Retained	Comprehensive	Stockholders'
	Stock	Capital	Stock	Stock	Earnings	Income (Loss)	Equity
				(In Thousands)
BALANCES AT JANUARY 1, 2008	$34	$34,546	$(32,062)	$(158)	$25,919	$(115)	$28,164
Distribution of RRP Trust Stock	-	-	-	15	-	-	15
Dividends Declared	-	-	-	-	(509)	-	(509)
Net Loss - Year Ended December 31, 2008	-	-	-	-	(6)	-	(6)
Other Comprehensive Loss, Net of Applicable
Deferred Income Taxes	-	-	-	-	-	(106)	(106)
BALANCES AT DECEMBER 31, 2008	34	34,546	(32,062)	(143)	25,404	(221)	27,558
Distribution of RRP Trust Stock	-	4	-	11	-	-	15
Purchase of Treasury Stock	-	-	(387)	-	-	-	(387)
Dividends Declared	-	-	-	-	(510)	-	(510)
Net Income - Year Ended December 31, 2009	-	-	-	-	886	-	886
Other Comprehensive Gain, Net of Applicable
Deferred Income Taxes	-	-	-	-	-	459	459
BALANCES AT DECEMBER 31, 2009	$34	$34,550	$(32,449)	$(132)	$25,780	$238	$28,021

The accompanying notes are an integral part of these financial statements.

2009 Annual Report                                                                                                                                                                                                                            Page 34

GS FINANCIAL CORP. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended
	December 31,
	2009	2008
	(In Thousands)

CASH FLOWS FROM OPERATING ACTIVITIES:
Net Income (Loss)	$886	$(6)
Adjustments to Reconcile Net Income (Loss) to Net Cash
Provided by Operating Activities:
Depreciation and Amortization	290	284
Premium Amortization, Net	166	6
Amortization of Mortgage Servicing Rights	166	60
Provision for Loan Losses	500	-
Non-Cash Dividend - FHLB Stock	(6)	(43)
RRP Expense	15	15
Gain on Sales of Loans, Net	(1,034)	(277)
Gain on Sales of Other Real Estate, Net	(35)	(4)
(Gain) Loss on Sales of Investments, Net	(4)	74
Gain on Sales of Premises and Equipment	(134)	(17)
Loss on Write-Down of Investments	-	1,281
Loss on Write-Down of Other Real Estate	436	-
Proceeds from Loans Held for Sale	56,948	19,723
Originations of Loans Held for Sale	(56,565)	(19,667)
Deferred Income Tax Benefit	(51)	(103)
Changes in Operating Assets and Liabilities:
Accrued Interest Receivable and Other Assets	(919)	(56)
Accrued Interest Payable and Other Liabilities	(616)	320
Net Cash Provided by Operating Activities	43	1,590

CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from Maturities of Investment Securities	21,280	16,838
Proceeds from Sales of Investment Securities	5,522	5,003
Purchases of Investment Securities	(30,107)	(24,262)
Redemption of Mutual Funds, Net	1,000	1,084
Loan Originations and Principal Collections, Net	(30,039)	(40,952)
Purchases of Premises and Equipment	(516)	(277)
Proceeds from Sales of Premises and Equipment	191	142
Proceeds from Sales of Other Real Estate	131	670
Purchase of Federal Home Loan Bank Stock	(48)	(1,037)
Net Cash Used in Investing Activities	(32,586)	(42,791)

The accompanying notes are an integral part of these financial statements.

2009 Annual Report                                                                                                                                                                                                                            Page 35

GS FINANCIAL CORP. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

	For the Years Ended
	December 31,
	2009	2008
	(In Thousands)

CASH FLOWS FROM FINANCING ACTIVITIES:
Purchase of Treasury Stock	$(387)	$-
Proceeds from Stock Option Exercise	-	-
(Decrease) Increase in Federal Home Loan Bank Advances	(11,490)	25,016
Payment of Cash Stock Dividends	(510)	(509)
Increase in Deposits	61,378	10,605
Increase (Decrease) in Deposit for Insurance and Taxes	82	(168)

Net Cash Provided by Financing Activities	49,073	34,944

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	16,530	(6,257)

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	3,205	9,462

CASH AND CASH EQUIVALENTS, END OF YEAR	$19,735	$3,205

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash Paid During the Year for:
Interest	$6,107	$5,690
Income Taxes	664	-
Loans Transferred to Other Real Estate
During the Year	2,560	1,472
Market Value Adjustment for (Loss) Gain
on Securities Available-for-Sale	695	(160)

The accompanying notes are an integral part of these financial statements.

2009 Annual Report                                                                                                                                                                                                                            Page 36

GS Financial Corp. and Subsidiary
Notes to Consolidated Financial Statements

NOTE A
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF OPERATIONS

     GS FINANCIAL CORP. (“Company”) was organized as a Louisiana corporation on December 24, 1996, for the purpose of becoming the holding company of Guaranty Savings and Homestead Association (“Association”) in anticipation of converting the Association from a Louisiana chartered mutual savings and loan association to a Louisiana chartered stock savings and loan association.  In June 2006, the Association changed its name to Guaranty Savings Bank (Bank).  The Bank operates in the banking/savings and loan industry and, as such, provides financial services to individuals, corporate entities, and other organizations through the origination of loans and the acceptance of deposits in the form of savings accounts, certificates of deposit, money market accounts, and demand deposit accounts.

The Bank is subject to competition from other financial institutions and is subject to the regulations of Federal agencies. The Bank undergoes periodic examinations by those regulatory authorities.

BASIS OF PRESENTATION AND CONSOLIDATION
The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Guaranty Savings Bank.  All significant inter-company balances and transactions have been eliminated in consolidation.

USE OF ESTIMATES
In preparing consolidated financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheets and reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.  Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for losses on loans and valuation of foreclosed real estate.

SIGNIFICANT GROUP CONCENTRATIONS OF CREDIT RISK
Most of the Company’s activities are with customers located within the greater New Orleans area in Louisiana.  Note B discusses the types of securities in which the Company invests.  Note C discusses the types of lending in which the Company engages.  The Company does not have any significant concentrations in any one industry or to any one customer.

CASH AND CASH EQUIVALENTS
For the purposes of the Consolidated Statements of Cash Flows, cash and cash equivalents include cash and balances due from banks, federal funds sold, and securities purchased under agreements to resell, all of which mature within ninety days.

SECURITIES AVAILABLE-FOR-SALE
Marketable securities are classified as “available-for-sale” and recorded at fair value, with unrealized gains and losses excluded from earnings and reported in other comprehensive income.

2009 Annual Report                                                                                                                                                                                                                            Page 37

GS Financial Corp. and Subsidiary
Notes to Consolidated Financial Statements (Continued)

NOTE A
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

SECURITIES AVAILABLE-FOR-SALE (Continued)
Mortgage-backed securities represent participating interests in pools of first mortgage loans originated and serviced by the issuers of the securities.  Mortgage-backed securities classified as available-for-sale are carried at fair market value and unrealized gains and losses are recognized as direct increases or decreases in comprehensive income.  For mortgage-backed securities, and any other holdings for which there is a prepayment risk, prepayment assumptions are evaluated and revised as necessary. Any adjustments required due to the resultant change in effective yields and maturities are recognized retrospectively. Prepayment fees or call premiums that are only payable to the Company when a security is called prior to its maturity are earned when received and reflected in net investment income.  Purchase premiums and discounts are recognized in interest income using the interest method over the terms of the securities.

Although the Company generally intends to hold its investment securities until maturity, it may, from time to time, sell any of its securities as part of the overall management of its business.  The available-for-sale designation provides the Company with the flexibility to sell any of its investment securities.  Upon the sale of an investment security, any unrealized gain or loss is reclassified out of accumulated other comprehensive income/(loss) to earnings as a realized gain or loss using the specific identification method.

The Company adopted the Financial Accounting Standards Board (“FASB”) ASC Topic 820 entitled Fair Value Measurements as of January 1, 2008.  This standard defines fair value as the price received to transfer an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date reflecting the highest and best use valuation concepts. FASB ASC Topic 820 establishes a framework for measuring fair value in Generally Accepted Accounting Principles (“GAAP”) by creating a hierarchy of fair value measurements that distinguishes market data between observable independent market inputs and unobservable market assumptions by the reporting entity. This standard further expands disclosures about such fair value measurements. FASB ASC Topic 820 applies broadly to most existing accounting pronouncements that require or permit fair value measurements (including both financial and non-financial assets and liabilities), but does not require any new fair value measurements.

In February 2008, the Financial Accounting Standards Board delayed the effective date of the nonrecurring fair value measurements, required by ASC Topic 820, of nonfinancial assets and liabilities until fiscal years beginning after November 15, 2008. The Company did not delay the effective date of adopting the fair value measurements required by ASC Topic 820. On October 10, 2008, the FASB clarified the application of fair value measurements in an inactive market and provided examples to demonstrate how the fair value of a financial asset is determined when the market for that financial asset is inactive. The adoption of this standard, which was effective upon issuance, did not have a material impact on the Company’s results of operations, cash flows, or financial positions.

2009 Annual Report                                                                                                                                                                                                                            Page 38

GS Financial Corp. and Subsidiary
Notes to Consolidated Financial Statements (Continued)

NOTE A
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

SECURITIES AVAILABLE-FOR-SALE (Continued)
The Company accounts for its investment securities in accordance with FASB ASC Topic 320, which requires that investments in securities be designated as either “held-to-maturity,” “available-for-sale”, or “trading” at the time of acquisition.  The Company determines the fair value of its investment securities based upon prices obtained from a third-party pricing service and broker quotes.  (See Note Q.)  The Company applies the guidance prescribed in FASB ASC Topic 958 which discusses the meaning of other-than-temporary impairment and its application to certain investment.

The Company assesses its investment securities for other-than-temporary impairment on at least a quarterly basis.  When the fair value of an investment is less than its amortized cost at the balance sheet date of the reporting period for which impairment is assessed, the impairment is designated as either “temporary” or “other-than-temporary.”  Declines in the fair value of available-for-sale securities below their cost that are deemed to be other-than-temporary are reflected in earnings as realized losses.  In estimating other-than-temporary impairment losses, management considers 1) the length of time and the extent to which the fair value has been less than cost, 2) the financial condition and near-term prospects of the issuer, and 3) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.  With respect to securities where the decline in value was determined to be temporary and the security’s value was not written down, a subsequent decision could be made to sell that security and realize the loss.

Upon a decision to sell an impaired available-for-sale investment security on which the Company does not expect the fair value of the investment to fully recover prior to the expected time of sale, the investment shall be deemed other-than-temporarily impaired in the period in which the decision to sell is made.  The Company recognizes an impairment loss when the impairment is deemed other-than-temporary even if a decision to sell has not been made.  Even if the inability to collect is not probable, the Company may recognize an other-than-temporary loss if, for example, the Company does not have the intent and ability to hold a security until its fair value has recovered.

LOANS
The Company, through its investment in the Bank, grants mortgage, commercial and construction loans, and lines of credit to customers.  A substantial portion of the loan portfolio consists of mortgage loans throughout the greater New Orleans area.  The ability of the Company’s debtors to honor their contracts is dependent upon the real estate and general economic conditions in this area.

Loans are reported at their outstanding unpaid principal balance adjusted for charge-offs, the allowance for loan losses, and any deferred fees or costs on originated loans.  Interest income is accrued on the unpaid principal balance.  Loan origination and commitment fees, as well as certain direct origination costs, are deferred and amortized as a yield adjustment over the lives of the related loans using the interest method.  Net deferred loan origination costs were $424,000 and $286,000 at December 31, 2009 and 2008, respectively. Amortization of net deferred loan fees or costs is discontinued when a loan is placed on non-accrual status.

2009 Annual Report                                                                                                                                                                                                                            Page 39

GS Financial Corp. and Subsidiary
Notes to Consolidated Financial Statements (Continued)

NOTE A
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

LOANS (Continued)
In addition to loans issued in the normal course of business, the Company considers overdrafts on customer deposit accounts to be loans and reclassifies these overdrafts as loans in its Consolidated Balance Sheets.  At December 31, 2009 and 2008, overdrafts of $42,000 and $2,000, respectively, have been reclassified to loans receivable.

In general, the accrual of interest on loans is discontinued at the time the loan is 90 days past due.  At that time, uncollected interest previously recorded is reversed against interest income, and the loan is placed on non-accrual. The interest collected on these loans is accounted for on the cash-basis method or cost-recovery method which credits interest income in the period it is collected.  Loans are returned to accrual status when all principal and interest amounts contractually due are brought current and future payments are reasonably assured. Interest on impaired loans is discontinued when, in management’s opinion, the borrower may be unable to meet payments as they become due.  The accrual of interest on commercial loans is discontinued at the time the loan is 90 days delinquent unless the credit is well-secured and in the process of collection. Mortgage, credit card, and other personal loans are typically charged-off to net collateral value, less cost to sell, no later than 180 days past due. Past due status is based on the contractual terms of the loans. In all cases, loans are placed on non-accrual or charged-off at an earlier date if collection of principal or interest is considered doubtful.

A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. The impairment loss is measured on a loan by loan basis based upon the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

ALLOWANCE FOR LOAN LOSSES
The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings.  Loan losses are charged against the allowance when management believes the loan balance is not collectable. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management’s periodic review of the Bank’s past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower’s ability to pay, the estimated value of underlying collateral, and prevailing economic conditions.  This evaluation is inherently subjective, as it requires estimates that are susceptible to significant revision as more information becomes available.

2009 Annual Report                                                                                                                                                                                                                            Page 40

GS Financial Corp. and Subsidiary
Notes to Consolidated Financial Statements (Continued)

NOTE A
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

OTHER REAL ESTATE
Assets acquired through, or in lieu of, loan foreclosure are held for sale and are initially recorded at the lower of the related loan balance or fair value less estimated cost to sell at the date of foreclosure.  Management periodically performs valuations and, if necessary, the net carrying value is reduced to net realizable value through a charge to the allowance for loan losses.  Costs related to improvement of the property are capitalized to the extent they do not exceed fair value less estimated cost to sell.  Whereas costs related to holding the property are charged to operations.

PREMISES AND EQUIPMENT
Land is carried at cost.  Buildings and equipment are carried at cost, less accumulated depreciation computed on the straight-line method over the estimated useful lives of the assets of 10 to 39 years for building and improvements and 3 to 7 years for furniture and equipment.

REAL ESTATE HELD-FOR-INVESTMENT
Real estate held-for-investment consists of a multi-suite office building.  The Company leases two of the four suites to the Bank, which serve as a mortgage loan production office.  The remaining two suites are leased by unrelated third parties.

FEDERAL HOME LOAN BANK STOCK
As a member of the Federal Home Loan Bank of Dallas (“FHLB”), the Company is required to maintain an investment in the FHLB based on defined criteria, including total assets.  The FHLB stock is carried at cost and is periodically reviewed for impairment.  No ready market exists for the FHLB stock.  Cost approximates fair market value.

INCOME TAXES
The Company and its wholly-owned subsidiary file a consolidated Federal income tax return on a calendar year basis.  Each entity pays its pro rata share of income taxes in accordance with a written tax-sharing agreement.

Deferred income tax assets and liabilities are determined using the liability (or balance sheet) method.  Under this method, the net deferred tax asset or liability is determined based on the tax effects of the temporary differences between the book and tax bases of the various balance sheet assets and liabilities and gives current recognition to changes in tax rates and laws. If necessary, the measurement of deferred tax assets is reduced by the amount of any tax benefits that, based on available evidence, are not expected to be realized.

Deferred income tax assets and liabilities are reflected at currently enacted income tax rates applicable to the period in which the deferred tax assets and liabilities are expected to be realized or settled.  As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

2009 Annual Report                                                                                                                                                                                                                            Page 41

GS Financial Corp. and Subsidiary
Notes to Consolidated Financial Statements (Continued)

NOTE A
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

INCOME TAXES (Continued)
When tax returns are filed, it is highly certain that some positions taken would be sustained upon examination by the taxing authorities, while others are subject to uncertainty about the merits of the position taken or the amount of the position that would be ultimately sustained.  The benefit of a tax position is recognized in the financial statements in the period during which, based on all available evidence, management believes it is more likely than not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any.

Tax positions taken are not offset or aggregated with other positions.  Tax positions that meet the more-likely-than-not recognition threshold are measured as the largest amount of tax benefit that is more than 50% likely of being realized upon settlement with the applicable taxing authority.  The portion of the benefits associated with tax positions taken that exceeds the amount measured as described above would be reflected as a liability for unrecognized tax benefits in the consolidated balance sheets along with any associated interest or penalties that would be payable to the taxing authorities upon examination. Interest and/or penalties associated with unrecognized tax benefits, if any, would be classified as additional income taxes in the statements of income.

While the Bank is exempt from Louisiana income tax, it is subject to the Louisiana Ad Valorem tax on the assessed value of the shares of the Company’s stock which is based on stockholders’ equity and net income. The assessed values are allocated to the various parishes where the Company’s branches are located based on the situs of deposits and are subject to the local property tax millage rates.

STOCK COMPENSATION PLANS
FASB ASC Topic 718 requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant date fair value of the award.  That cost is to be recognized over the period during which an employee is required to provide service in exchange for the award.  The adoption had no impact on the Company’s interim or annual financial statements for 2009 or 2008, since all outstanding options issued became fully vested in 2002 and all unexercised options have expired.

ADVERTISING COSTS
The Company expenses advertising costs as incurred. Advertising costs were $90,000, and $51,000 for the years ended December 31, 2009 and 2008, respectively.

EARNINGS PER COMMON SHARE
Basic earnings per share represents income available to common shareholders divided by the weighted average number of common shares outstanding during the period. Diluted earnings per share reflect additional common shares that would have been outstanding if dilutive potential common shares had been issued, as well as any adjustment to income that would result from the assumed issuance. Potential common shares that may be issued by the Company relate to outstanding stock options, warrants, and unvested restricted stock that are determined using the treasury stock method.

2009 Annual Report                                                                                                                                                                                                                            Page 42

GS Financial Corp. and Subsidiary
Notes to Consolidated Financial Statements (Continued)

NOTE A
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

COMPREHENSIVE INCOME

    Accounting principles generally require that recognized revenue, expenses, gains, and losses be included in net income.  Although certain changes in assets and liabilities, such as unrealized gains and losses on available-for-sale securities, are reported as a separate component of stockholders’ equity in the balance sheets; such items, along with net income, are components of comprehensive income.

ADOPTION OF NEW ACCOUNTING STANDARDS AND INTERPRETATIONS
In June 2009, the FASB replaced The Hierarchy of Generally Accepted Accounting Principles, with the FASB Accounting Standards CodificationTM (The Codification) as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with GAAP. Rules and interpretive releases of the Securities and Exchange Commission under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. The Codification was effective for financial statements issued for periods ending after September 15, 2009.

In December 2007, the FASB issued guidance that establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in an acquiree, including the recognition and measurement of goodwill acquired in a business combination. The guidance is effective for fiscal years beginning on or after December 15, 2008. There was no  impact from adoption of this guidance, as the Company did not have an acquisition during 2009.

On January 1, 2009, the Company adopted new guidance that related to accounting for noncontrolling interests in consolidated financial statements. The new accounting guidance states for entities to provide sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interests of the non-controlling owners separately within the consolidated statement of financial condition within equity, but separate from the parent’s equity and separately on the face of the consolidated statement of operations. Further, the new guidance states that changes in a parent’s ownership interest while the parent retains its controlling financial interest in its subsidiary should be accounted for consistently and when a subsidiary is deconsolidated, any retained non-controlling equity investment in the former subsidiary should be initially measured at fair value. The adoption of this guidance had no impact on the Company.

In March 2008, the FASB issued guidance that amended and expanded the disclosure requirements for derivative instruments and hedging activities.  The guidance requires qualitative disclosure about objectives and strategies for using derivative and hedging instruments, quantitative disclosures about fair value amounts of the instruments and gains and losses on such instruments, as well as disclosures about credit-risk features in derivative agreements.  The guidance was effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008.  The adoption of this guidance had no impact on the Company.

2009 Annual Report                                                                                                                                                                                                                            Page 43

GS Financial Corp. and Subsidiary
Notes to Consolidated Financial Statements (Continued)

NOTE A
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

ADOPTION OF NEW ACCOUNTING STANDARDS AND INTERPRETATIONS (Continued)
In June 2008, the FASB issued guidance which addresses whether instruments granted in share-based payment transactions are participating securities prior to vesting and, therefore, included in the earnings allocation in computing earnings per common share (EPS) under the two-class method. Unvested share-based payment awards that contain non-forfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and shall be included in the computation of EPS pursuant to the two-class method.  This guidance was effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those years. All prior-period EPS data presented were to be adjusted retrospectively (including interim financial statements, summaries of earnings, and selected financial data) to conform to the provisions of this guidance. Since the Company's unvested restricted stock awards do not contain non-forfeitable rights to dividends, they are not included under the scope of this pronouncement, and therefore, the adoption of this guidance had no impact on the Company.

In May 2009, FASB issued new guidance relating to subsequent events and established general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. The new guidance sets forth:
•
the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements;

•	the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements; and
•	the disclosures that an entity should make about events or transactions that occurred after the balance sheet date.

The Company has adopted the new guidance that was effective for financial statements issued for interim and annual periods ending after June 15, 2009.

In April 2009, the FASB amended existing guidance for determining whether impairment is other-than-temporary for debt securities.  The guidance requires an entity to assess whether it intends to sell, or it is more likely than not that it will be required to sell, a security in an unrealized loss position before recovery of its amortized cost basis.  If either of these criteria are met, the entire difference between amortized cost and fair value is recognized as impairment through earnings.  For securities that do not meet the aforementioned criteria, the amount of impairment is split into two components as follows: 1) other-than-temporary impairment (OTTI) related to other factors, which is recognized in other comprehensive income and 2) OTTI related to credit loss, which must be recognized in the income statement. The credit loss is defined as the difference between the present value of the cash flows expected to be collected and the amortized cost basis.  Additionally, disclosures about other-than-temporary impairments for debt and equity securities were expanded. This guidance was effective for interim and annual reporting periods ending after June 15, 2009. The adoption of this guidance had no impact on the Company.

2009 Annual Report                                                                                                                                                                                                                            Page 44

GS Financial Corp. and Subsidiary
Notes to Consolidated Financial Statements (Continued)

NOTE A
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

ADOPTION OF NEW ACCOUNTING STANDARDS AND INTERPRETATIONS (Continued)
In August 2009, the FASB issues Accounting Standards Update (“ASU”) 2009-05, Fair Value Measurements and Disclosures, which updates ASC 820, Fair Value Measurements and Disclosures.  The updated guidance affirms that the objective of fair value when the market for an asset is not active is the price that would be received to sell the asset in an orderly transaction and clarifies and includes additional factors for determining whether there has been a significant decrease in market activity for an asset when the market for that asset is not active.  It also requires an entity to base its conclusion about whether a transaction was not orderly on the weight of the evidence.  This guidance was effective October 1, 2009.  The adoption of the new guidance had no impact on the Company.

In June 2009, the FASB issued Statement of Financial Accounting Standards (“SFAS”) No. 166, Accounting for Transfers of Financial Assets, an amendment of FASB Statement No. 140 (“SFAS 166”).  This statement is not yet included in the codification, but will impact ASC 860, Transfers and Servicing.  This statement prescribes the information that a reporting entity must provide in its financial reports about a transfer of financial assets; the effects of a transfer on its financial position, financial performance and cash flows; and a transferor’s continuing involvement in transferred financial assets.  Specifically, among other aspects, SFAS 166 amends Statement of Financial Standard No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, or SFAS 140, by removing the concept of a qualifying special-purpose entity from SFAS 140 and removes the exception from applying FIN 46(R) to variable interest entities that are qualifying special-purpose entities.  It also modifies the financial-components approach used in SFAS 140. SFAS 166 is effective for fiscal years beginning after November 15, 2009.  This pronouncement is not expected to have an impact on our consolidated financial position and results of operations.

In June 2009, the FASB issued SFAS No. 167, Amendments to FASB Interpretation No. 46(R) (“SFAS 167”).  This statement is not yet included in the codification, but will impact ASC 810, Consolidation.  This statement amends FASB Interpretation No. 46, Consolidation of Variable Interest Entities (revised December 2003) — an interpretation of ARB No. 51, or FIN 46(R), to require an enterprise to determine whether its variable interest or interests give it a controlling financial interest in a variable interest entity.  The primary beneficiary of a variable interest entity is the enterprise that has both (1) the power to direct the activities of a variable interest entity that most significantly impact the entity’s economic performance and (2) the obligation to absorb losses of the entity that could potentially be significant to the variable interest entity or the right to receive benefits from the entity that could potentially be significant to the variable interest entity.  SFAS 167 also amends FIN 46(R) to require ongoing reassessments of whether an enterprise is the primary beneficiary of a variable interest entity.  SFAS 167 is effective for fiscal years beginning after November 15, 2009.  This pronouncement is not expected to have an impact on our consolidated financial position and results of operations.

The above pronouncements are not expected to have a significant impact on the consolidated financial statements of the Company.

2009 Annual Report                                                                                                                                                                                                                            Page 45

GS Financial Corp. and Subsidiary
Notes to Consolidated Financial Statements (Continued)

NOTE A
RECLASSIFICATIONS
      Certain prior period amounts have been reclassified to conform to the current period presentation.

NOTE B
SECURITIES AVAILABLE-FOR-SALE
       The amortized costs and fair value of securities available-for-sale, with gross unrealized gains and losses, follows:

	December 31, 2009
		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value
	(In Thousands)
Debt Securities:
U.S. Government and Federal Agencies	$ 7,132	$ -	$ 195	$ 6,937
Mortgage-Backed Securities	31,913	875	110	32,678
Collateralized Mortgage Obligations	1,612	-	179	1,433
Municipal Funds	7,044	24	55	7,013
Total Debt Securities	47,701	899	539	48,061
Marketable Equity Securities:
Mutual Funds	2,394	-	-	2,394
Total Securities Available-for-Sale	$ 50,095	$ 899	$ 539	$ 50,455

	December 31, 2008
		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value
	(In Thousands)
Debt Securities:
U.S. Government and Federal Agencies	$ 10,010	$ 121	$ 61	$ 10,070
Mortgage-Backed Securities	25,484	714	98	26,100
Collateralized Mortgage Obligations	9,035	-	996	8,039
Total Debt Securities	44,529	835	1,155	44,209
Marketable Equity Securities:
Mutual Funds	3,408	-	-	3,408
Total Securities Available-for-Sale	$ 47,937	$ 835	$ 1,155	$ 47,617

    The amortized cost and fair value of debt securities by contractual maturity at December 31, 2009, follows.  Debt securities with scheduled repayments, such as mortgage-backed-securities and collateralized mortgage obligations, are presented in separate totals.  The expected life of a security, in particular a Federal Agency or municipal security may differ from its contractual maturity because of the exercise of call options.

2009 Annual Report                                                                                                                                                                                                                            Page 46

GS Financial Corp. and Subsidiary
Notes to Consolidated Financial Statements (Continued)

NOTE B
SECURITIES AVAILABLE-FOR-SALE (Continued)

	Securities
	Available for Sale
	Amortized	Fair
	Cost	Value
	(In Thousands)
Amounts Maturing in:
Less than One Year	$ -	$ -
One to Five Years	534	540
Five to Ten Years	5,949	5,897
Greater than Ten Years	7,693	7,513
	14,176	13,950
Mortgage-Backed Securities	31,913	32,678
Collateralized Mortgage Obligations	1,612	1,433
	$ 47,701	$ 48,061

    For the years ended December 31, 2009 and 2008, proceeds from the sale of debt securities available-for-sale amounted to $5.5 million and $5.0 million, respectively.  Gross realized gains amounted to $18,000 and $20,000, respectively.  Gross realized losses in 2009 and 2008 were $-0- and $17,000, respectively.  Proceeds from called securities in 2009 and 2008 were $10.2 million and $13.5 million, respectively.

    The Company also redeemed shares of its investment in mutual funds during the years ended December 31, 2009 and 2008.  Proceeds from the redemption of these shares amounted to $1.0 million and $1.1 million in 2009 and 2008, respectively, and the Company realized losses of $14,000 and $77,000 on these redemptions, respectively.

    In accordance with the Company’s policy to review the investment portfolio for declines in market value that may be other-than-temporary, an impairment charge of $1.3 million against two mutual funds, which hold mortgage-backed securities that have been downgraded by ratings agencies, was recorded during the year ended December 31, 2008.  The Company did not recognize any other-than-temporary impairment charges against any securities during the year ended December 31, 2009.

    No securities were pledged at December 31, 2009 and 2008.

    Information pertaining to securities with gross unrealized losses at December 31, 2009 and 2008, aggregated by investment category and length of time that individual securities have been in a continuous loss position, follows:

2009 Annual Report                                                                                                                                                                                                                            Page 47

GS Financial Corp. and Subsidiary
Notes to Consolidated Financial Statements (Continued)

NOTE B
SECURITIES AVAILABLE-FOR-SALE (Continued)

	Less Than Twelve Months		Over Twelve Months
December 31, 2009	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value
(In Thousands)

U.S. Government and Federal
Agencies	$ 195	$ 6,937	$ -	$ -
Mortgage-Backed Securities	105	9,923	5	616
Collateralized Mortgage Obligations	1	69	178	1,364
Municipal Funds	55	3,564	-	-
Total Securities	$ 356	$ 20,493	$ 183	$ 1,980

	Less Than Twelve Months		Over Twelve Months
December 31, 2008	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value
(In Thousands)

U.S. Government and Federal
Agencies	$ 61	$ 4,939	$ -	$ -
Mortgage-Backed Securities	54	2,150	44	1,014
Collateralized Mortgage Obligations	482	4,263	514	3,776
Total Securities	$ 597	$ 11,352	$ 558	$ 4,790

    There was a decrease in the unrealized losses associated with the Company’s available-for-sale securities during 2009 primarily caused by an improvement in the liquidity of certain sectors in the financial markets particularly during the latter half of the year. Because the Company has the ability to hold these investments for a reasonable period of time sufficient for recovery of fair value, which may be maturity for the Collateralized Mortgage Obligations, it does not consider these investments to be other-than-temporarily impaired at December 31, 2009.

2009 Annual Report                                                                                                                                                                                                                            Page 48

GS Financial Corp. and Subsidiary
Notes to Consolidated Financial Statements (Continued)

NOTE C
LOANS
A summary of the balances of loans follows:

	December 31,
	2009	2008
	(In Thousands)
Loans Secured by Mortgages on Real Estate:
1-4 Family Residential	$78,160	$69,405
Commercial Real Estate	54,640	53,952
Construction	19,728	10,542
Home Equity Lines of Credit	12,760	6,873
Other Real Estate	15,018	13,664
Total Real Estate Loans	180,306	154,436
Consumer Loans	1,728	1,713
Commercial Loans	5,422	4,807
Total Loans	187,456	160,956
Allowance for Loan Losses	(2,380)	(2,719)
Net Deferred Loan Origination Costs	424	286
Loans, Net	$185,500	$158,523

An analysis of the allowance for loan losses is as follows:

	Years Ended December 31,
	2009	2008
	(In Thousands)
Balance, Beginning of Year	$2,719	$3,432
Charge-offs	(854)	(713)
Recoveries	15	-
Provision for Loan Losses	500	-
Balance, End of Year	$2,380	$2,719

    Loans for which impairment had been recognized totaled approximately $5.5 million and $2.4 million at December 31, 2009 and 2008, respectively.  The valuation allowance related to impaired loans amounted to $767,000 and $351,000 at December 31, 2009 and 2008, respectively.  The average balance of impaired loans was $3.4 million and $2.5 million for 2009 and 2008, respectively. The amount of interest income that would have been recorded on impaired loans for the years ended December 31, 2009 and 2008, was $46,000 and $38,000, respectively.

    In the ordinary course of business, the Company has granted loans to principal officers and directors and their affiliates.  In the opinion of management, such transactions were on substantially the same terms, including interest rates and collateral, as those prevailing at the time of comparable transactions with other persons and did not involve more than a normal risk of collectability or present any other unfavorable features to the Company.

2009 Annual Report                                                                                                                                                                                                                            Page 49

GS Financial Corp. and Subsidiary
Notes to Consolidated Financial Statements (Continued)

NOTE C
LOANS (Continued)
An analysis of the changes in loans to such borrowers follows:
	December 31,
	2009	2008
	(In Thousands)

Balance, Beginning of Year	$405	$560
Additions	-	50
Payments and Renewals	(359)	(205)
Balance, End of Year	$46	$405

    The Company’s lending activity is concentrated within the greater New Orleans area and surrounding parishes, with its major emphasis in the origination of permanent single-family dwelling loans and real-estate secured commercial loans.  Such loans comprise the majority of the Company’s loan portfolio.

NOTE D
ACCRUED INTEREST RECEIVABLE
Accrued interest receivable consists of the following:

	December 31,
	2009	2008
	(In Thousands)

Loans	$1,197	$1,219
Securities	321	393
Total Accrued Interest	$1,518	$1,612

2009 Annual Report                                                                                                                                                                                                                            Page 50

GS Financial Corp. and Subsidiary
Notes to Consolidated Financial Statements (Continued)

NOTE E
PREMISES AND EQUIPMENT
       A summary of the cost and accumulated depreciation of premises and equipment follows:

	December 31,
	2009	2008
	(In Thousands)
Land	$2,618	$2,629
Buildings and Improvements	3,546	3,339
Furniture, Fixtures, and Equipment	1,678	1,514
Total Premises and Equipment	7,842	7,482
Accumulated Depreciation and Amortization	(1,908)	(1,726)
Total Premises and Equipment, Net	$5,934	$5,756

Depreciation expense for the years ended December 31, 2009 and 2008, was approximately $281,000 and $270,000, respectively.

NOTE F
REAL ESTATE HELD-FOR-INVESTMENT
Real estate held-for-investment, which consists of a multi-suite office building that includes a branch location of the Bank, is summarized below:

	December 31,
	2009	2008
	(In Thousands)
Land	$226	$226
Buildings and Improvements	320	320
Total Real Estate Held-for-Investment	546	546
Accumulated Depreciation and Amortization	(119)	(110)
Total Real Estate Held-for-Investment, Net	$427	$436

Depreciation expense for each of the years ended December 31, 2009 and 2008, was $9,000 and $14,000, respectively.

Rental income for both the years ended December 31, 2009 and 2008 was $56,000.

2009 Annual Report                                                                                                                                                                                                                            Page 51

GS Financial Corp. and Subsidiary
Notes to Consolidated Financial Statements (Continued)

NOTE G
DEPOSITS
Interest-bearing deposit account balances at December 31, 2009 and 2008, are summarized as follows:

	Weighted Average
	Rate at		Account Balances at December 31,
	December 31,		2009		2008
	2009	2008	Amount	Percent	Amount	Percent

Balance by Interest Rate:
NOW and MMDA Accounts	1.36%	2.44%	$ 74,260	39.8%	$ 32,841	24.8%
Savings Accounts	0.50%	0.50%	12,832	6.9%	15,305	11.6%
Certificates of Deposit	2.57%	3.49%	99,589	53.3%	83,999	63.6%
			$ 186,681	100.0%	$ 132,145	100.0%

Certificates Accounts Maturing:
One Year or Less			$ 74,278	74.6%	$ 61,129	72.8%
One to Two Years			15,461	15.5%	16,287	19.4%
Two to Three Years			7,319	7.4%	3,973	4.7%
Three to Five Years			2,531	2.5%	2,610	3.1%
			$ 99,589	100.0%	$ 83,999	100.0%

    The aggregate amount of time deposits in denominations of $100,000 or more at December 31, 2009 and 2008, was approximately $31.5 million and $23.1 million, respectively.

    Interest expense for each of the following periods is as follows:

	Years Ended December 31,
	2009	2008
	(In Thousands)
NOW and MMDA Accounts	$1,327	$633
Savings Accounts	68	130
Certificates of Deposit	2,887	3,218
	$4,282	$3,981

The Bank held deposits of approximately $1.1 million and $1.2 million for related parties at December 31, 2009 and 2008, respectively.

NOTE H
BORROWINGS
Pursuant to collateral agreements with the Federal Home Loan Bank of Dallas, advances issued by the FHLB are secured by a blanket floating lien on first mortgage loans and certain pledged Collateralized Mortgage Obligations.

2009 Annual Report                                                                                                                                                                                                                            Page 52

GS Financial Corp. and Subsidiary
Notes to Consolidated Financial Statements (Continued)

NOTE H
BORROWINGS (Continued)
Advances consisted of the following at December 31, 2009 and 2008, respectively.

	FHLB Advance Total
Contract Rate	2009	2008
	(In Thousands)
0.00% - 2.99%	$ 1,684	$ 8,100
3.00% - 3.99%	16,750	21,750
4.00% - 4.99%	17,750	17,750
5.00% - 5.99%	4,328	4,402
	$ 40,512	$ 52,002

Maturities of FHLB advances at December 31, 2009, are as follows:

Year Ending December 31,	Amount Maturing
(In Thousands)
2010	$15,958
2011	12,967
2012	8,096
2013	3,418
2014	73
$40,512

    Total interest expense recognized on FHLB advances in both 2009 and 2008 was $1.8 million.

    As discussed in Note T, in January 2010, the Company modified the terms of $24.6 million of its outstanding advances with the Federal Home Loan Bank in order to lower the average interest rate paid and extend the duration of those borrowings. After the modification was executed, the amount of payments due on FHLB advances was as follows: $5.1 million in less than one year, $17.3 million in one to three years, $15.8 million in three to five years, and $2.3 million in greater than five years.

2009 Annual Report                                                                                                                                                                                                                            Page 53

GS Financial Corp. and Subsidiary
Notes to Consolidated Financial Statements (Continued)

NOTE I
INCOME TAX EXPENSE
The provision for income taxes for 2009 and 2008, consists of the following:

	Years Ended December 31,
	2009	2008
	(In Thousands)
Current Tax Expense (Benefit)	$541	$242
Deferred Tax (Benefit) Expense	(51)	(228)
	$490	$14

    The provision for Federal income taxes differs from that computed by applying Federal statutory rates to income before Federal income tax expense, as indicated in the following analysis:

	Years Ended December 31,
	2009	2008
	(In Thousands)
Expected Tax Provision at a 34% Rate	$468	$3
Expected State Corporate Tax	-	-
Employee Stock Ownership Plan	-	-
Other	22	11
	$490	$14

2009 Annual Report                                                                                                                                                                                                                            Page 54

GS Financial Corp. and Subsidiary
Notes to Consolidated Financial Statements (Continued)

NOTE I
INCOME TAX EXPENSE (Continued)
The net deferred tax assets or liabilities in the accompanying consolidated balance sheets include the following components:

	December 31,
	2009	2008
	(In Thousands)
Deferred Tax Assets
Recognition and Retention Plan	$5	$5
Credits Carryforward	148	63
Recognition of Other-than-Temporary Decline in
Market Value of Available-for-Sale Securities	266	529
Market Value Adjustment to Available-for-Sale Securities	121	327
Capital Loss Carryforward	502	356
Allowance for Loan Losses	366	93
Other	-	-
Total Deferred Tax Assets	1,408	1,373

Deferred Tax Liabilities
Premises and Equipment	(291)	(319)
Section 585 Bad Debt Deduction	-	(358)
FHLB Stock Dividends	(277)	(275)
Mortgage Servicing Rights	(274)	-
Other	(172)	(371)
Total Deferred Tax Liabilities	(1,014)	(1,323)

Valuation Allowance	(768)	(241)

Net Deferred Tax Liability	$(374)	$(191)

    FASB ASC Topic 740 requires a valuation allowance to be recorded when it is more likely than not that some or all of the deferred tax assets will not be realized.  Because of uncertainties as to the amount of capital gains that would be generated in future years, a valuation allowance of $768,000 was recorded as of December 31, 2009, which represents approximately 100% of the recognition of the other-than-temporary decline in the market value of available-for-sale securities and the capital loss carryforward. The amount of the valuation allowance at December 31, 2008 represented approximately 50% of the recognition of the other-than-temporary decline in market value of available-for-sale securities. The increase in the valuation allowance recorded in 2009 was based on the Company’s assessment that these deferred tax assets will not be realized after evaluating the potential for generating capital gains in future periods.

2009 Annual Report                                                                                                                                                                                                                            Page 55

GS Financial Corp. and Subsidiary
Notes to Consolidated Financial Statements (Continued)

NOTE I
INCOME TAX EXPENSE (Continued)
Included in retained earnings at December 31, 2009 and 2008, is approximately $3.8 million in bad debt reserves for which no deferred Federal income tax liability has been recorded.  This amount represents allocations of income to bad debt deductions for tax purposes only.  Reduction of these reserves for purposes other than tax bad-debt losses or adjustments arising from carryback of net operating losses would create income for tax purposes, which would be subject to the then-current corporate income tax rate.  The unrecorded deferred liability on this amount was approximately $1.3 million for December 31, 2009 and 2008, respectively.

The Company recognized interest and penalties on Federal income taxes totaling $6,000 in the consolidated statement of income for 2009 pertaining to prior year tax returns. The Company had no amount of interest and/or penalties recognized in the consolidated statements of income for the year ended December 31, 2008. There was no amount of interest and/or penalties payable that were recognized in the consolidated balance sheets as of December 31, 2009 and December 31, 2008.

The Company files U.S. Federal income tax returns and a Louisiana state income tax return.  As of December 31, 2009, the tax years that remain open for examination by tax jurisdictions include 2008, 2007 and 2006.  The Company is not currently under examination by any taxing authority.

The Company adopted the provisions of FASB ASC 740 on January 1, 2008.  At that time, and as of December 31, 2009, the Company had no uncertain tax positions.

NOTE J
EMPLOYEE STOCK OWNERSHIP AND 401(K) PLAN
Effective January 1, 2007, the Company amended and restated its Employee Stock Ownership Plan (“ESOP”), added a 401(k) feature and renamed the plan the “Guaranty Savings Bank 401(k) Plan” (the “401(k) Plan”).  ESOP shares are maintained in the 401(k) Plan, which provides the ability to diversify into other 401(k) Plan investments.  Employees may defer up to 25% of their salary, up to the IRS maximum ($16,500 in 2009 and 2008) on a tax-deferred basis and have a variety of investment options, including a money market fund, fixed-income, blended and equity mutual funds, and GS Financial Corp. stock.  The Company matches 100% of contributions up to 3% of an employee’s salary and 50% of the next 2% of employee contributions.  This match enables the 401(k) Plan to comply with IRS safe harbor rules exempting it from top-heavy testing and maintaining its tax-exempt status.  In addition, the Company may, at its discretion, make additional profit sharing contributions of up to 6% of participants’ salaries.  The total amount of matching and profit sharing contributions to the plan were $149,000 and $156,000 for the years ended December 31, 2009 and 2008, respectively.

As of December 31, 2009 and 2008, there were allocated ESOP shares of 128,890 and 135,871, respectively.  There are no shares available for future allocation under the 401(k) Plan’s ESOP provisions.  The stock prices as of December 31, 2009 and 2008, were $14.99 and $12.50, respectively, resulting in carrying values of $1.9 million and $1.7 million at the end of those respective periods.

2009 Annual Report                                                                                                                                                                                                                            Page 56

GS Financial Corp. and Subsidiary
Notes to Consolidated Financial Statements (Continued)

NOTE K
RECOGNITION AND RETENTION PLAN
On October 15, 1997, the Company established a Recognition and Retention Plan (the “Plan”) as an incentive to retain personnel of experience and ability in key positions.  The Plan terminated by its terms in October 2007 and no additional awards have been made under the Plan since such date nor are any shares available for future grant. However, unvested awards made prior to October 2007 continue to vest in accordance with their terms and the Plan.

As shares were acquired for the Plan, the purchase price of these shares was recorded as unearned compensation, a contra equity account.  As the shares are distributed, the contra equity account is reduced.

By agreement with the plan participants, the outstanding plan share awards provide that they are earned by recipients at a rate of 10% of the aggregate number of shares covered by the award over ten years.  If the employment of an employee or service as a non-employee director terminates prior to the tenth anniversary of the grant date of the Plan share award for any reason (except for death, disability, or a change in control), the recipient forfeits the right to any shares subject to the awards which had not been earned.

  Compensation expense pertaining to the Recognition and Retention Plan was $18,000 and $17,000, for the years ended December 31, 2009 and 2008, respectively.

A summary of the changes in restricted stock follows:

	Unawarded Shares		Awarded Shares
	2009	2008	2009	2008
Balance, Beginning of Year	-	-	7,334	8,248
Purchased by Plan	-	-	-	-
Granted	-	-	-	-
Forfeited/Expired	-	-	-	-
Earned and Issued	-	-	(912)	(914)

Balance, End of Year	-	-	6,422	7,334

2009 Annual Report                                                                                                                                                                                                                            Page 57

GS Financial Corp. and Subsidiary
Notes to Consolidated Financial Statements (Continued)

NOTE L
COMPREHENSIVE INCOME
Comprehensive income was comprised of changes in the Company’s unrealized holding gains or losses on securities available-for-sale during 2009 and 2008.  The components of comprehensive income and related tax effects are as follows:

	Years Ended December 31,
	2009	2008
	(In Thousands)
Unrealized Holding Gains
Arising During the Period	$691	$1,195
Tax Expense	235	407
	456	788
Reclassification Adjustments for Gains (Losses)
Included in Net Income	4	(1,355)
Tax Expense (Benefit)	1	(461)
	3	(894)

Net Unrealized Holding Gains (Losses)
Arising During the Period	$459	$(106)

NOTE M
REGULATORY MATTERS
The Bank is subject to various regulatory capital requirements administered by its primary federal regulator, the Office of Thrift Supervision (“OTS”).  Failure to meet the minimum regulatory capital requirements can initiate certain mandatory, and possible additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Bank and its financial statements.  Under the regulatory capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines involving quantitative measures of the Bank’s assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices.  The Bank’s capital amounts and classification under the prompt corrective action guidelines are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

     Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios of the following as defined in the regulations:  total risk-based capital and Tier I capital to risk-weighted assets, Tier I capital to adjusted total assets, and tangible capital to adjusted total assets.  As of December 31, 2009, the Bank met all of the capital requirements to which it is subject and is, therefore, deemed to be well capitalized.

The actual and required capital amounts and ratios applicable to the Bank for the years ended December 31, 2009 and 2008, are presented in the following tables, including a reconciliation of capital under generally accepted accounting principles (“GAAP”) to such amounts reported for regulatory purposes.

2009 Annual Report                                                                                                                                                                                                                            Page 58

GS Financial Corp. and Subsidiary
Notes to Consolidated Financial Statements (Continued)

NOTE M
REGULATORY MATTERS (Continued)

	Actual		Minimum		Well Capitalized
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(In Thousands)
December 31, 2009
Tangible Capital	$ 26,510	9.79%	$ 4,064	1.50%	N/A	N/A
Tier 1 Capital	26,510	9.79%	8,128	3.00%	$ 13,546	5.00%
Tier 1 Risk-Based Capital	26,510	16.13%	6,575	4.00%	9,862	6.00%
Total Risk-Based Capital	28,123	17.11%	13,150	8.00%	16,437	10.00%

December 31, 2008
Tangible Capital	$ 25,611	11.56%	$ 3,324	1.50%	N/A	N/A
Tier 1 Capital	25,611	11.56%	6,648	3.00%	$ 11,081	5.00%
Tier 1 Risk-Based Capital	25,611	18.06%	5,671	4.00%	8,506	6.00%
Total Risk-Based Capital	27,383	19.31%	11,342	8.00%	14,177	10.00%

NOTE N
FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK
The Bank is a party to credit related commitments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers.  These consist of outstanding mortgage and construction loan commitments and commercial lines of credit.  Such commitments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated financial statements.

The Bank’s exposure to credit loss is represented by the contractual amount of these commitments.  The Company follows the same credit policies in making commitments as it does for on-balance sheet instruments.

As of December 31, 2009 and 2008, outstanding mortgage, construction and commercial lines of credit commitments were approximately $19.9 million and $19.1 million, respectively.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract.  Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee.  The commitments for lines of credit may expire without being drawn upon.  Therefore, the total commitment amounts do not necessarily represent future cash requirements.  The amount of collateral obtained, if it is deemed necessary by the Bank, is based on management’s credit evaluation of the customer.

2009 Annual Report                                                                                                                                                                                                                            Page 59

GS Financial Corp. and Subsidiary
Notes to Consolidated Financial Statements (Continued)

NOTE N
FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK (Continued)
As of December 31, 2007, the Company held $3.5 million in securities which were classified as derivatives and were called in 2008.  These securities were backed by U.S. Government agencies and were included as available-for-sale securities on the Company’s balance sheet.  The condition that made these particular securities, known as “range notes”, considered derivatives was that the payment of interest was dependent upon a specific LIBOR interest rate falling within a certain range.  If LIBOR exceeded the range, payments of interest would have been suspended until the certain LIBOR rate returned to the range.  While the Company held these securities, they remained in the range for interest to be paid to the bank.  The “range” condition had no impact on the principal obligation of these notes.

These derivative securities were not acquired to hedge a specific risk.  The impact of FASB ASC Topic 815, which discusses the accounting for derivative instruments and hedging activities and requires marking these securities to market value, was not material.

NOTE O
COMMITMENTS AND CONTINGENCIES

EMPLOYMENT CONTRACTS
On January 7, 2005, the former Chief Executive Officer retired from the Company.  The Company entered into an early retirement and consulting agreement with the former Chief Executive Officer.  The agreement required  the former Chief Executive Officer to provide up to a maximum of 60 hours of consulting services per month for 36 months.  In addition, the agreement included provisions for a non-compete period, which expired on January 6, 2006.  The agreement, which expired on January 6, 2008, stipulated that the Company pay the former Chief Executive Officer $13,000 per month for 36 months. This agreement was not renewed.

OPERATING LEASES
During 2003, the Bank entered into a lease with the Company for a branch office location.  The rental expense associated with this lease is eliminated in the consolidated statement of operations.  The lease had an initial term of 24 months at a rental rate of $4,025 per month.  The Bank has continued to lease this property subsequent to the initial lease’s expiration on a month-to-month basis.  In addition, the Bank leases two branch locations from third parties. One of these leases was executed in 2009 for a new branch location. This is a five year lease arrangement with total payments of $300,000 required. The lease for the second branch location, which is renewable, will expire on April 30, 2010. The Bank also leases a temporary banking facility and furnishings which it utilizes at a branch location on land owned by the Bank.  The lease had an initial term of 12 months at a rental rate of $2,935 per month.  The Bank has continued to lease the temporary banking facility and furnishings on a month-to-month basis since the expiration of its initial term on September 30, 2008.  The Company’s total contractual obligations under these lease arrangements are $267,000. The total amount to be paid under these leasing obligations is as follows: $67,000 in less than one year, $120,000 in one to three years, and $80,000 in three to five years.

Total rent expense incurred by the Bank under these leases amounted to $90,000 and $105,000 for the years ended December 31, 2009 and 2008, respectively.

2009 Annual Report                                                                                                                                                                                                                            Page 60

GS Financial Corp. and Subsidiary
Notes to Consolidated Financial Statements (Continued)

NOTE O
COMMITMENTS AND CONTINGENCIES (Continued)

PURCHASE OBLIGATION
The Bank entered into a construction agreement for $812,000 in November 2009 for the development of a permanent branch structure on the site currently occupied by the leased temporary facility.  All payments required by this agreement are expected to be paid in 2010.

NOTE P
CONCENTRATION OF CREDIT RISK
In accordance with industry practices, the Company has deposits in other financial institutions for more than the insured limit.  These deposits in other institutions do not represent more than the normal industry credit risk.

NOTE Q
FAIR VALUE
Effective January 1, 2008, the Bank adopted FASB ASC Topic 820 and FASB ASC Topic 825 which discuss fair value measurements and the fair value option for financial assets and liabilities. FASB ASC Topic 820 establishes a framework for using fair value. It defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. FASB ASC Topic 825 generally permits the measurement of selected eligible financial instruments at fair value at specified election dates. Upon adoption of this section of FASB ASC Topic 825, the Bank did not elect to apply the fair value measurement option for any of its financial instruments.

Under FASB ASC Topic 820, a Bank must determine the appropriate level in the fair value hierarchy for each fair value measurement. To increase consistency and comparability in fair value measurements, this guidance established a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three levels.  It gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The level in the fair value hierarchy within which a fair value measurement falls is determined based on the lowest level input that is significant to the fair value measurement in its entirety.  The levels are as follows:

 Level 1 – Quoted prices in active markets for identical assets or liabilities.

 Level 2 – Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

 Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. This includes certain pricing models, discounted cash flow methodologies, and similar techniques that use significant unobservable inputs.

2009 Annual Report                                                                                                                                                                                                                            Page 61

GS Financial Corp. and Subsidiary
Notes to Consolidated Financial Statements (Continued)

NOTE Q
FAIR VALUE (Continued)

FAIR VALUE OF ASSETS MEASURED ON A RECURRING BASIS
Available-for-Sale Securities - Estimated fair value of securities is based on quoted market prices where available. If quoted market prices are not available, estimated fair valued are based on market prices of comparable instruments. The Bank’s available-for-sale securities are valued primarily based upon readily observable market parameters and are classified as Level 2 fair values.

FAIR VALUE OF ASSETS MEASURED ON A NONRECURRING BASIS
Certain assets and liabilities are measured at fair value on a non-recurring basis.  In accordance with the provisions of FASB ASC Topic 320 which discusses the accounting by creditors for impairment of a loan, the Bank records loans considered impaired at their fair value.  A loan is considered impaired if it is probable that the Bank will be unable to collect all amounts due according to the contractual terms of the loan agreement. Fair value is measured at the fair value of the collateral for collateral-dependent loans.  Impaired loans and other real estate owned are Level 2 assets measured using appraisals of the collateral prepared by external parties less any prior liens.

The following table summarizes the valuation methodologies used for the Bank’s financial instruments measured at fair value as well as the general classification of such instruments pursuant to the valuation hierarchy.

	December 31, 2009			December 31, 2008
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
	(In Thousands)			(In Thousands)
Available for Sale Securities:1
Mortgage Backed Securities	$ -	$ 32,678	$ -	$ -	$ 26,100	$ -
Collateralized Mortgage
Obligations	-	1,433	-	-	8,039	-
U.S. Government and						-
Agency Securities	-	6,937	-	-	10,070
Mutual Funds	-	2,394	-	-	3,408	-
Municipal Securities	-	7,013	-	-	-	-
Loans2	-	5,505	-	-	2,410	-
Other Real Estate3	-	2,489	-	-	461	-

1 Securities are measured at fair value on a recurring basis, generally monthly.
2 Includes impaired loans that have been measured for impairment at the fair value of the loan's collateral.
3 Other real estate is transferred from loans to REO at the lower of cost or market.

2009 Annual Report                                                                                                                                                                                                                            Page 62

GS Financial Corp. and Subsidiary
Notes to Consolidated Financial Statements (Continued)

NOTE Q
FAIR VALUE (Continued)
Changes to the valuation methodology are reviewed by management to ensure the changes are appropriate.  As markets and products develop and the pricing for certain products becomes more transparent, the Bank continues to refine its valuation methodologies.  The methods described herein may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Bank believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies, or assumptions, to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date.  The Bank uses inputs that are current as of the measurement date, which may include periods of market dislocation, during which price transparency may be reduced.  The Bank reviews the classification of its financial instruments within the fair value hierarchy on an annual basis, which could cause its financial instruments to be reclassified to a different level.

In estimating the fair value of financial instruments, the Bank used the following methods and assumptions:

CASH AND CASH EQUIVALENTS
The carrying amount of cash and due from financial institutions, federal funds sold, and short-term investments approximate fair values.

SECURITIES
Fair values for securities, excluding Federal Home Loan Bank Stock, are based on quoted market prices.  If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

LOANS RECEIVABLE, NET
The fair values of loans are estimated through discounted cash flow analysis, using current rates at which loans with similar terms would be made to borrowers with similar credit quality.  Appropriate adjustments are made to reflect probable credit losses.  The carrying amount of accrued interest on loans approximated its fair value.

FEDERAL HOME LOAN BANK STOCK
The carrying value of Federal Home Loan Bank Stock approximates fair value based on the redemption provisions of the Federal Home Loan Bank.

DEPOSIT LIABILITIES
FASB ASC Topic 825 specifies that the fair value of deposit liabilities with no defined maturity is the amount payable on demand at the reporting date, i.e., their carrying or book value. These deposits include interest and non-interest bearing checking, savings, and money market accounts. The fair value of fixed rate certificates of deposit is estimated using a discounted cash flow calculation that applies interest rates currently offered on certificates of similar remaining maturities to a schedule of aggregate expected cash flows on time deposits.

ADVANCES FROM THE FEDERAL HOME LOAN BANK
The fair value of fixed rate borrowings is estimated using discounted cash flows, based on current incremental borrowing rates for similar types of borrowing arrangements.

2009 Annual Report                                                                                                                                                                                                                            Page 63

GS Financial Corp. and Subsidiary
Notes to Consolidated Financial Statements (Continued)

NOTE Q
FAIR VALUE (Continued)

ACCRUED INTEREST
The carrying amount of accrued interest approximates its fair value.

OFF-BALANCE SHEET INSTRUMENTS
Off-balance sheet financial instruments include commitments to extend credit and undisbursed lines of credit.  The fair value of such instruments is estimated using fees currently charged for similar arrangements in the marketplace, adjusted for changes in terms and credit risk as appropriate. The estimated fair value for these instruments was not significant at December 31, 2009 and 2008.  The contract or notional amounts of the Company’s financial instruments with off-balance sheet risk are disclosed in Note O.

The estimated fair values of the Bank’s financial instruments are as follows:

	December 31, 2009		December 31, 2008
	Carrying	Fair	Carrying	Fair
	Value	Value	Value	Value
	(In Thousands)
Financial Assets:
Cash and Cash Equivalents	$19,735	$19,735	$3,205	$3,205
Securities Available-for-Sale	50,455	50,455	47,617	47,617
Loans, Net	185,500	194,118	158,523	162,434
FHLB Stock	2,354	2,354	2,300	2,300
Accrued Interest Receivable	1,518	1,518	1,612	1,612

Financial Liabilities:
Deposits	$201,493	$203,972	$140,115	$144,044
Borrowings	40,512	42,039	52,002	54,115
Accrued Interest Payable	141	141	164	164

2009 Annual Report                                                                                                                                                                                                                            Page 64

GS Financial Corp. and Subsidiary
Notes to Consolidated Financial Statements (Continued)

NOTE R
SELECTED QUARTERLY FINANCIAL DATA (Unaudited)
The following sets forth condensed quarterly results of operations for 2009 and 2008:

	First	Second	Third	Fourth
	Quarter	Quarter	Quarter	Quarter
	(In Thousands, Except Per Share Data)
2009
Interest and Dividend Income	$3,388	$3,610	$3,600	$3,561
Interest Expense	1,513	1,663	1,548	1,360
Net Interest Income	1,875	1,947	2,052	2,201
Provision for Loan Losses	-	-	200	300
Other Income	373	481	245	231
Other Expense	1,676	1,773	1,928	2,152
Income Tax Expense	194	152	65	79
Net Income (Loss)	$378	$503	$104	$(99)

Net Income (Loss) per Common Share¹
Basic	$0.30	$0.40	$0.08	$(0.08)
Diluted	$0.30	$0.40	$0.08	$(0.08)
Dividends Per Share	$0.10	$0.10	$0.10	$0.10

2008
Interest and Dividend Income	$2,987	$3,019	$3,214	$3,206
Interest Expense	1,495	1,380	1,413	1,463
Net Interest Income	1,492	1,639	1,801	1,743
Provision for Loan Losses	-	-	-	-
Other Income (Loss)	115	(525)	53	(637)
Other Expense	1,416	1,465	1,448	1,344
Income Tax Expense (Benefit)	65	(119)	136	(68)
Net Income (Loss)	$126	$(232)	$270	$(170)

Net Income (Loss) per Common Share¹
Basic	$0.10	$(0.18)	$0.21	$(0.13)
Diluted	$0.10	$(0.18)	$0.21	$(0.13)
Dividends Per Share	$0.10	$0.10	$0.10	$0.10

¹ Quarterly per share amounts do not add to the total for the year ended due to rounding.

2009 Annual Report                                                                                                                                                                                                                            Page 65

GS Financial Corp. and Subsidiary
Notes to Consolidated Financial Statements (Continued)

NOTE S
EARNINGS (LOSS) PER COMMON SHARE
Earnings (loss) per share are computed using the weighted average number of shares outstanding as prescribed in FASB ASC Topic 260.  The Company had no shares outstanding during the years ended December 31, 2009 and 2008 that would have a dilutive effect on earnings (loss) per share.

	Years Ended December 31,
	2009	2008
Numerator:	(In Thousands, Except Per Share Data)
Net Income (Loss)	$886	$(6)
Effect of Dilutive Securities	-	-
Numerator for Diluted Earnings (Loss) Per Share	$886	$(6)
Denominator
Weighted-Average Shares Outstanding	1,263,021	1,278,292
Effect of Potentially Dilutive Securities and Contingently Issuable Shares	-	-
Denominator for Diluted Earnings Per Share	1,263,021	1,278,292
Earnings (Loss) Per Share
Basic	$0.70	n/m
Diluted	$0.70	n/m
Cash Dividends Per Share	$0.40	$0.40

The following table presents the components of average outstanding shares for each of the two years ended:

	December 31,
	2009	2008
Average Common Shares Issued	3,438,500	3,438,500
Average Treasury Shares	(2,168,882)	(2,152,700)
Average Unearned ESOP Shares	-	-
Average Unearned RRP Trust Shares	(6,597)	(7,508)
	1,263,021	1,278,292

NOTE T
SUBSEQUENT EVENTS
The disclosure of both recognized and non-recognized subsequent events is prescribed by FASB ASC Topic 855. In accordance with FASB ASC Topic 855, subsequent events that reveal conditions existing at or before the balance sheet date require adjustment to the financial statements. Subsequent events that reveal conditions arising after the balance sheet date require disclosure in, but not adjustment to, the financial statements. The Company has evaluated the need for subsequent event disclosure through the financial statements issuance date.

2009 Annual Report                                                                                                                                                                                                                            Page 66

GS Financial Corp. and Subsidiary
Notes to Consolidated Financial Statements (Continued)

NOTE T
SUBSEQUENT EVENTS (Continued)
In January 2010, the Company modified approximately $24.6 million of its total outstanding FHLB advances in order to reduce the contractual interest obligation and to extend the duration of those borrowings. The Company incurred a prepayment penalty of approximately $995,000 in conjunction with the modification of these advances which will be amortized using the interest method in accordance with the modified terms of those advances. After the modification was executed, the weighted average interest rate of the modified advances decreased from 4.17% to 2.19%, and the effective duration was extended from approximately one year to three years. The effective interest rate of these modified advances including the amortization of the prepayment penalty is 3.63%.

2009 Annual Report                                                                                                                                                                                                                            Page 67

GS Financial Corp. and Subsidiary
Notes to Consolidated Financial Statements (Continued)

NOTE U
CONDENSED FINANCIAL INFORMATION - PARENT COMPANY ONLY
Financial information pertaining only to GS Financial Corp. is as follows:

CONDENSED BALANCE SHEETS

	December 31,
	2009	2008
	(In Thousands)
ASSETS

Cash and Cash Equivalents	$665	$1,736
Securities - Available-for-Sale, at Fair Value	30	46
Investment in Subsidiary	26,745	25,391
Other Assets	831	662
Total Assets	$28,271	$27,835

LIABILITIES AND STOCKHOLDERS' EQUITY
Other Liabilities	$72	$101
Stockholders’ Equity	28,199	27,734
Total Liabilities and Stockholders' Equity	$28,271	$27,835

CONDENSED STATEMENTS OF INCOME

	Years Ended December 31,
	2009	2008
	(In Thousands)
Income:
Dividends from Guaranty Savings Bank	$-	$1,600
Interest Income	3	14
Other Income	237	92
Total Income	240	1,706
Operating Expenses	382	277
(Loss) Income Before Income Taxes and Equity in
Undistributed Earnings (Loss) of Guaranty Savings Bank	(142)	1,429
Applicable Income Tax Benefit	(146)	(42)
Equity in Undistributed Earnings (Loss) of
Guaranty Savings Bank	882	(1,477)
Net Income (Loss)	$886	$(6)

2009 Annual Report                                                                                                                                                                                                                            Page 68

GS Financial Corp. and Subsidiary
Notes to Consolidated Financial Statements (Continued)

NOTE U
CONDENSED FINANCIAL INFORMATION - PARENT COMPANY ONLY (Continued)

CONDENSED STATEMENTS OF CASH FLOWS

	Years Ended December 31,
	2009	2008
	(In Thousands)
OPERATING ACTIVITIES
Net Income (Loss)	$886	$(6)
Adjustments to Reconcile Net Income (Loss) to Net Cash (Used in)
Provided by Operating Activities
Depreciation Expense	10	14
Loss on Sale of Investments	-	12
Gain on Sale of Premises and Equipment	(134)	-
Equity in Undistributed (Earnings) Loss of Subsidiary	(882)	1,477
Deferred Income Tax Benefit	(42)	(41)
(Increase) Decrease in Other Assets	(225)	84
Decrease in Other Liabilities	-	(74)
Net Cash (Used in) Provided by Operating Activities	(387)	1,466

INVESTING ACTIVITIES
Redemption of Mutual Funds	-	23
Proceeds from Sale of Premises and Equipment	191	-
Proceeds from Maturites of Investment Securities	22	1
Net Cash Provided by Investing Activities	213	24

FINANCING ACTIVITIES
Purchases of Treasury Stock	(387)	-
Payment of Dividends	(510)	(509)
Net Cash Used in Financing Activities	(897)	(509)

(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(1,071)	981
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	1,736	755
CASH AND CASH EQUIVALENTS, END OF YEAR	$665	$1,736

2009 Annual Report                                                                                                                                                                                                                            Page 69

Board of Directors

Albert J. Zahn, Jr.
Mr. Zahn (age 58) has served as Chairman of the Board of GS Financial and Guaranty Savings Bank since April 2005. Mr. Zahn is a certified public accountant and President of the firm Al Zahn CPA, a Professional Accounting Corp-oration in Mandeville, Louisiana. He has been a director since 1992.

Edward J. Bourgeois
Mr. Bourgeois (age 53) is a certified public accountant in the State of Louisiana and currently serves as President and Chief Executive Officer of Centergy Consulting, LLC, New Orleans, Louisiana, a consulting firm specializing in the banking and financial industry. Mr. Bourgeois also serves as the President and Chief Executive Officer of My EZ Car Care LLC, an automotive services limited liability company. Mr. Bourgeois was formerly the Executive Vice President/Chief Operating Officer of Crescent Bank and Trust, New Orleans, Louisiana from 2001 to 2004. He is a member of the American Institute of Certified Public Accountants and Louisiana Society of Certified Public Accountants and Board member of the National Automotive Finance Association. He has been a director since 2004.

Stephen L. Cory
Mr. Cory (age 60) is an insurance agent and President of Cory, Tucker & Larrowe, Inc. in Metairie, Louisiana. He has been a director since 1995.

Bradford A. Glazer
Mr. Glazer (age 54) is President of Glazer Enterprises, Inc., a freight agency representing Park Transport, Inc., as well as other carriers as the need arises. Mr. Glazer also serves as President of Park Transport, a logistics services provider.  Glazer Enterprises, located in Cincinnati, Ohio, is also a real estate management and development company.

Bruce A. Scott
Mr. Scott (age 57) is an attorney and has served as Executive Vice President of GS Financial since its formation in February 1997 and Executive Vice President of Guaranty Savings Bank since 1985. Mr. Scott has served as Vice Chairman of the Board since 1990. Mr. Scott also serves as legal counsel of Guaranty Savings Bank. He has been a director since 1982.

Paul D. Cordes, Jr.
Mr. Cordes (age 56) is a member of the law firm of Guarisco & Cordes, LLC, New Orleans, Louisiana, specializing primarily in tax and related business and estate planning matters.  From 2002 to 2003, Mr. Cordes operated a solo law practice and prior thereto, served as a tax consulting partner with Ernst & Young LLP.  He has been a director since 2010.

Hayden W. Wren III
Mr. Wren (age 61) is the Director of Commercial/ Investment Brokerage of Corporate Realty, Inc., New Orleans, Louisiana. Mr. Wren is a Certified Commercial Investment Member (“CCIM”), a member of the Society of Industrial and Office Realtors (“SIOR”), and a licensed certified public accountant having membership affiliations with the American Institute of Certified Public Accountants and the Louisiana Society of Certified Public Accountants. He has been a director since 2003.

Executive Officers Who Are Not Directors

Stephen E. Wessel
Mr. Wessel (age 47) has served as President and Chief Executive Officer of GS Financial and Guaranty Savings Bank since December 2005. Since December 2007, he has served as a Director of Guaranty Savings Bank. Previously he served as Senior Vice President/South Louisiana Business Banking Manager for AmSouth Bank, a regional commercial bank, New Orleans, Louisiana since August 2001. Prior thereto, Mr. Wessel served as Vice President/ Regional Business Banking Manager for Whitney National Bank, New Orleans, Louisiana from December 1991 to August 2001.

Lettie R. Moll
Ms. Moll (age 56) has served as Vice President and Corporate Secretary of GS Financial since its formation in 1997 and Senior Vice President and Corporate Secretary of Guaranty Savings since July 2009 and March 1982, respectively. Prior to July 2009, Ms. Moll served as Vice President and Corporate Secretary of Guaranty Savings. Ms. Moll currently also serves as Guaranty Savings Bank's Branch Administrator and manages the deposit products.

Stephen F. Theriot
Mr. Theriot (age 36) has served as Senior Vice President and Chief Financial Officer of GS Financial and Guaranty Savings since December 2008. Prior thereto, Mr. Theriot served as the Vice President and Chief Operating Officer of Guaranty Savings Bank since February 2007 and assumed the additional duties of principal financial officer of GS Financial and Guaranty Savings Bank in September 2008. Mr. Theriot previously served as Controller of Mutual Savings and Loan Association, in Metairie, Louisiana. Prior thereto, Mr. Theriot served as a Senior Auditor in the Audit and Assurance Business Services Department of Ernst & Young LLP.

2009 Annual Report                                                                                                                                                                                                                            Page 70

Banking Locations

Main Office
3798 Veterans Memorial Blvd.
Metairie, LA   70002
(504) 457-6220

West Bank Branch
1800 Manhattan Blvd.
Harvey, LA    70058
(504) 361-3391

Mid City Branch
3915 Canal Street
New Orleans, LA  70119
(504) 483-7146

Elmwood Branch
5700 Citrus Boulevard
Suite K
Harahan, LA  70123
(504) 733-8176

Mandeville Branch
2111 N. Causeway Blvd
Mandeville, LA  70471
(985) 626-6229

Ponchatoula Branch
1515 Hwy 51 South
Ponchatoula, LA  70454
(985) 370-7051

Mortgage Production Office
1700 Veterans Memorial Blvd.
Metairie, LA  70002
(504) 828-4327

2009 Annual Report                                                                                                                                                                                                                            Page 71